THE SPECIAL MEETING

General

     This Proxy Statement and Prospectus is being furnished to the holders of Flagship Common Stock in connection with the solicitation of proxies for use at the Special Meeting. The solicitation of proxies is being made by the Board of Directors of Flagship.

     The Special Meeting will be held for the purpose of considering and voting on a proposal to approve the Merger Agreement, including the Plan of Merger, and the transactions contemplated thereby, which is being submitted to the Flagship stockholders.

Quorum and Voting for Flagship Special Meeting

     Only stockholders of Flagship of record at the close of business on December 8, 1995 (the "Flagship Record Date") are entitled to notice of and to vote at the Special Meeting. As of the Flagship Record Date, there were issued and outstanding (Not Available) shares of Flagship Common Stock entitled to vote, of which (Not Available) shares, representing (%Not Available) of the shares issued and outstanding, were beneficially owned by directors, officers and Principal Stockholders of Flagship and their respective affiliates. It is expected that each such director, officer, Principal Stockholder and affiliate will vote the shares of Flagship Common Stock beneficially owned by him or her in favor of approval of the Merger Agreement. See "--Beneficial Ownership of Flagship Common Stock."

     The presence in person or by proxy of a majority of the aggregate number of shares of Flagship Common Stock issued and outstanding on the Flagship Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting.

     Each Flagship stockholder is entitled to one vote, in person or by proxy, for each share of Flagship Common Stock held of record in such stockholder's name at the close of business on the Flagship Record Date.

Vote Required at Flagship Special Meeting

     The approval and adoption of the Merger Agreement, including the Plan of Merger, and the transactions contemplated thereby, requires the affirmative vote of the holders of two-thirds of the shares outstanding and entitled to vote of the Flagship Common Stock. As a consequence, abstentions and broker non-votes will not be counted as votes "for" the Merger Agreement and, therefore, will have the effect of votes against the Merger Agreement. Abstentions and "broker non-votes" (proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares which are the subject of the proxy on a particular matter with respect to which the broker or other nominee does not have discretionary voting power) are counted only for purposes of determining whether a quorum is present at the meeting. Assuming that all shares beneficially owned by each director, officer and Principal Stockholder of Flagship votes in favor of the Merger Agreement, the affirmative vote of the holders of an additional (Not Available) shares of Flagship Common Stock, representing (%Not Avaialble) of the total number of shares issued and outstanding on the Flagship Record Date, will be required to carry the proposal. If the requisite vote to carry the Merger proposal is not obtained at the Special Meeting, either Flagship or CC has the right to terminate the Merger Agreement. See "THE MERGER -- Termination."

     The enclosed proxy is being solicited by the Board of Directors of Flagship. Each proxy will be voted as directed; however, if no direction is indicated, each properly executed proxy will be voted FOR the approval and adoption of the Merger Agreement, including the Plan of Merger, and the transactions contemplated thereby, and in such a manner as management's proxyholders shall decide on such other matters, if any, as may properly come before the Special Meeting. Any stockholder who returns a proxy before the Special Meeting has the right to revoke it prior to its exercise by delivering written notice to the Clerk of Flagship, or by returning a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person. However, if shares are held in street name, a stockholder will need additional documentation to vote in person at the Special Meeting.

     In addition to soliciting proxies by mail, proxies may also be solicited by telephone or personal interview by employees of Flagship, who will not receive additional compensation for such solicitation activity. Flagship reserves the right to retain a proxy solicitor who would be paid a fee and reasonable out-of-pocket expenses.

Beneficial Ownership of Flagship Common Stock

     The following table sets forth further information with respect to Directors, Principal Stockholders and the Directors and Officers of Flagship as a group as of October 31, 1995. Information includes the total number of shares of Common Stock known by Flagship to be beneficially owned by each such person and the percentage of the outstanding shares of Common Stock each such person beneficially owns. All shares attributable to Directors and Principal Stockholders are owned of record and beneficially, and each such person identified has sole voting and investment power with respect to such shares, except as otherwise noted. As of October 31, 1995, there were 358 holders of record of the Common Stock of Flagship.

                        Sole Voting and   Shared Voting and   Total     Percent
 Beneficial Owner(1)    Investment Power  Investment Power              of Class
--------------------------------------------------------------------------------
 Directors Owning 5% or More
--------------------------------------------------------------------------------
 Robert S. Agnello
 60 Summer Street
 Manchester by the
 Sea, MA 01944            31,940          29,460(2)            61,400     5.5%

 Harold N. Cotton
 11 Chiltern Hill  Dr.,
 Worcester, MA 01609      72,828(3)       36,080(4)           108,908    10.0%

 Gene J. DeFeudis
 63 Cherry Street
 Northboro, MA 01532      73,360               --              73,360     6.8%

 Donald J. McGowan
 2 Hickory Drive
 Worcester, MA 01609     102,168(5)            --             102,168     8.8%
--------------------------------------------------------------------------------
 Other Directors
--------------------------------------------------------------------------------
 Michael P. Angelini       4,000               --               4,000     0.4%

 Robert P. Lombardi        2,000               --               2,000     0.2%

 Francis W. Madigan,Jr.   12,000            4,000              16,000     1.5%

 Alan M. Stoll               400            4,400               4,800     0.4%
--------------------------------------------------------------------------------
 All Directors and
 Officers as a
 group (16 persons)(6)   354,770           73,940             428,710    35.7%
--------------------------------------------------------------------------------
 Non-Directors
--------------------------------------------------------------------------------
 Melvin S. Cutler         106,164(7)           --             106,164     9.8%
================================================================================
(1) The information as to Common Stock beneficially owned has been furnished by each stockholder.
(2) Shares held by Mr. Agnello's wife of which Mr. Agnello disclaims beneficial ownership.
(3) Includes 9,600 shares registered in the name of the Orseck Associates partnership, in which Mr. Cotton is a partner, and 14,000 shares registered in the name of LNB Cotton Associates, a partnership managed by Mr. Cotton for the benefit of his 3 adult children, in which he holds no financial interest.
(4) Includes 3,200 shares in the name of Betsy L. Cotton, 800 shares in the name of Nancy E. Cotton, 1,240 shares in the name of Lauren A. Cotton, Mr. Cotton's daughters, 6,600 shares in the name of Jonathan Orseck, 3,240 in the name of Gary Orseck, Mr. Cotton's stepsons, 15,000 shares in the name of Mr. Cotton's wife and 6,000 shares in the name of the Robert Orseck Trust, with respect to all of which Mr. Cotton disclaims beneficial ownership.
(5) Includes the 15,792 shares subject to the fully vested non-qualified stock option granted to Mr. McGowan under the Plan pursuant to the terms of his Employment Agreement with Flagship; and 12,720 shares subject to the incentive stock option granted to Mr. McGowan (i) 4,000 of which will vest upon year-end performance of Flagship and (ii) the remainder of which will become fully vested upon consummation of the Merger whereby a "change in control", for purposes of the Plan, will be effected; and the 43,280 shares subject to the fully vested incentive stock options granted to Mr. McGowan under the Plan.
(6) Includes 10,178 shares subject to incentive stock options granted to certain officers of Flagship under the Plan; and 34,266 shares subject to incentive stock options granted to certain officers that will become fully vested upon consummation of the Merger whereby a "change in control" will be effected. In addition, this figure includes those options granted to Mr. McGowan for 71,792 shares as described in Note [5] above.
(7) Includes 57,500 shares registered under the name of Cutler Associates Investments, Inc. of which Mr. Cutler is a principal.

     Certain Transactions.

     As part of the normal course of its business, Flagship has entered into and intends to continue to enter into loan and credit transactions and deposit relationships with its directors, principal officers and Principal Stockholders, and their respective associates, on terms, including interest rates, collateral and repayment terms, which are and will be substantially the same as those prevailing at the time for comparable transactions entered into with individuals not affiliated with Flagship. None of the transactions has involved more than the normal risks of collectability or presented other unfavorable risks. During the year ended December 31, 1994, the highest aggregate total of all loans and other extensions of credit to, and forms of indebtedness of, Directors and officers of Flagship, and associates thereof, was $4,159,000, and as of December 31, 1994, the aggregate total of such indebtedness was $4,159,000.

     In addition, as part of the normal course of its business, (1) Flagship leases its primary office space at 306 Main Street, Worcester, Massachusetts pursuant to a Lease, dated as of January 1, 1988, between Flagship and Day Building Joint Venture Trust, as amended by subsequent letter agreements.
Melvin S. Cutler, a former director and over 5% stockholder of the Company, is a trustee of the Lessor, Day Building Joint Venture Trust; (2) Flagship contracts for legal services with the law firm of Mirick, O'Connell, DeMallie and Lougee, 1700 Bank of Boston - Worcester Tower, Worcester, Massachusetts, of which director Robert P. Lombardi is a partner; (3) Flagship contracts for legal services with the law firm of Bowditch and Dewey, 311 Main Street, Worcester, Massachusetts, of which director Michael P. Angelini is a managing partner; and
(4) Flagship is party to an Operating Agreement, dated as of December 30, 1993, with Diversified Ventures, Inc., a Massachusetts corporation doing business as Forward Financial Company ("FFC"), providing for certain financing arrangements between the parties. The President and majority stockholder of FFC is Gene J. DeFeudis, an outside director of Flagship.

     Except as otherwise described in the preceding paragraphs at no time during the year ended December 31, 1994 has Flagship retained the services of, or otherwise engaged in any business transaction with, any firm, corporation or other business or professional entity, with respect to which any Director, principal officer or Principal Stockholder of Flagship is a principal officer, director or holder of record or beneficially of more than 10% of an equity interest therein.

     In the future, Flagship may retain the services of, or otherwise engage in business transactions with, members of the Board of Directors or with Flagship's officers or Principal Stockholders, as well as with associates of such persons. Such transactions would be entered into with such persons or entities on arms-length terms, and any compensation paid to such persons or entities would be in amounts payable in comparable transactions to persons not affiliated with Flagship. If any such transactions with affiliated persons are entered into by Flagship at any time in the future, other than in the ordinary course of business, they will be subject to the prior approval of a majority of the disinterested members of the Board of Directors of Flagship.


                                   THE MERGER

     This section of the Proxy Statement and Prospectus describes certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement or the Stock Option Agreement, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement or the Stock Option Agreement, copies of which are attached hereto, respectively, as Appendix A and Appendix E and are incorporated herein by reference. All stockholders are urged to read the Merger Agreement, the Stock Option Agreement and the other appendices hereto in their entirety.

Background of and Reasons for the Merger; Recommendation of Flagship Board of Directors

     Background of and Reasons of Flagship for the Merger. In 1995, CC and Flagship began business discussions regarding possible participations of credits and other mutually beneficial business relationships. During the course of their discussions, Flagship and CC began to recognize the mutually complementary characteristics of the two organizations' market areas, business lines and management structures and orientations. CC and Flagship discussed recent changes in the competitive economic and regulatory characteristics of the market for banking services in New England, and of the continuing desire of both CC and Flagship to provide a broad range of convenient and competitive credit, depository and trust services to their local communities at competitive rates. In June, 1995, KPMG began working with Flagship informally to explore the possible acquisition of certain area branches of a Boston-based bank through the raising of capital. In July, 1995, the Flagship Board determined not to pursue such strategic alternative, but authorized management to formally explore various other strategic alternatives, including remaining independent and an outright sale to a larger financial institution, as well as the alternative of a strategic partnership with a larger financial institution. KPMG assisted in this effort as Flagship's business advisor. Beginning in August, 1995, representatives of Flagship and CC met on several occasions to dicuss the terms of a possible combination of the two organizations. Both CC and Flagship came to believe that a merger of Flagship and a CC entity would provide a resulting bank with increased product capabilities, service and geographic scope of operations. Both Flagship and CC also came to believe that a merger would result in Flagship's being able to attract commercial banking business which Flagship, on a stand-alone basis, could not attract. CC and Flagship also came to believe that the more favorable access to capital markets generally enjoyed by larger financial institutions would place a resulting organization in a stronger position to satisfy the financial needs of its customers, respond to changes affecting the banking and financial services industries and to compete effectively with other larger financial institutions in Vermont and Massachusetts. At these meetings, the last of which occurred in September,1995, representatives of Flagship and CC discussed structures for a possible combination, regulatory review of the transaction, the value of Flagship Common Stock and a possible exchange rate, adjustments to such exchange rate based upon changes in the price of CC Common Stock, and other terms and conditions of a possible combination. The representatives of Flagship and CC considered structuring the proposed combination to provide for the payment to Flagship stockholders of cash or CC Common Stock, but determined that a stock transaction was preferable to a cash or cash and stock transaction because a stock transaction would provide the tax-free features to the stockholders of Flagship and create a common stake in the success of the combined enterprises without causing the drain on capital which would be caused by an all cash or cash and stock transaction. The representatives of Flagship and CC negotiated a stock purchase price based upon the then current market value of CC Common Stock and their respective views of the value of Flagship Common Stock. The representatives recognized that the proposed transaction could not be concluded for several months because of the need for regulatory approvals, and therefore discussed a mechanism under which the exchange rate would automatically adjust based upon changes in the market price of CC Common Stock. The parties determined that a fixed stock exchange would create a shared stake in the value of CC stock. Under this approach, Flagship would have the right to terminate the transaction if the market price of CC Common Stock fell below $23.25 per share. The representatives of Flagship and CC also discussed certain conditions to the obligation of each party to conclude the transaction,including the receipt of required regulatory approvals, and the treatment of expenses if the transaction were not concluded. These negotiations resulted in the unanimous approval of the proposed Merger by the Board of Directors of Flagship on September 19, 1995, the announcement of the proposed Merger on September 19, 1995, and execution of the Merger Agreement. Mr. Michael P. Angelini, who was absent from the Meeting, subsequently indicated his concurrence in the Board's approval of the Merger Agreement.

     The Board of Directors of Flagship, after careful study and evaluation of economic, financial, legal and market factors, believes that the Merger Agreement is in the best interest of Flagship and its stockholders.

     The Board believes that the CC Common Stock (see"THE MERGER--Terms of the Merger; Consideration to be Received by Flagship Stockholders") represents an opportunity for the holders of Flagship Common Stock to exchange their shares of Flagship Common Stock on a favorable basis for a security with a greater market liquidity than Flagship Common Stock. Among the factors considered by the Board of Directors of Flagship in deciding to approve and recommend the execution of the Merger Agreement were the terms and conditions of the Merger, the earnings and dividend records, financial condition, business, assets and liabilities, and management of each of Flagship and CC; recent market prices for CC Common stock; trading statistics, including volume statistics for CC Common Stock; the lack of a public trading market for Flagship Common Stock; the nature of the banking markets of Flagship and CC; Flagship's and CC's respective positions in their markets; the outlook for Flagship in a changing banking and financial services industry, including the advent of interstate branching, and alternatives available to Flagship for raising capital necessary to fund the growth required to achieve competitive economies of scale; the consideration to be received by the stockholders of Flagship in the Merger; and the price ranges of comparable transactions. The Board of Directors also determined that the Merger will afford Flagship stockholders improved potential for long-term growth.

     In reaching its decision to approve and recommend that Flagship stockholders approve the Merger Agreement, including issuing the option to CC pursuant to the Stock Option Agreement, the Board of Directors determined that, considering their respective earnings and dividend records, financial condition, business, assets and liabilities, the business prospects of CC were favorable; the management of CC was strong and compatible with Flagship; the prospects for the market price of CC Common Stock were also favorable; the lack of a public market for shares of Flagship Common Stock was disadvantageous to Flagship stockholders; that each of CC and Flagship were well positioned in their respective markets; that Flagship's and CC's geographic markets were complementary, permitting CC to increase its market share and competitive position into mid-Massachusetts; that increasing levels of bank regulation, and the cost to small banks such as Flagship of complying with such regulations, could adversely affect Flagship's earnings; and that the consideration to be received by stockholders of Flagship, which reflects a premium above the book value of Flagship Common Stock, is fair from a financial point of view.

     While the Board of Directors did not give greater weight to any one of the factors listed above, the Board of Directors of Flagship considered the proposed acquisition of Flagship to be advantageous to its stockholders.

     Recommendation of Flagship Board of Directors. The Board of Directors of Flagship recommends approval of the Merger Agreement. The Board believes that the terms of the Merger Agreement are fair and that the Merger is in the best interest of Flagship and its stockholders. In making its recommendation, the Board has considered the advice of Flagship's financial advisor, Sheshunoff, as to the fairness of the terms of the Merger Agreement to the stockholders of Flagship. The Flagship Board also has considered the advice of its business advisor, KPMG .The directors of Flagship have unanimously indicated that they intend to vote the Flagship Common Stock that they hold in favor of the Merger Agreement. See "THE SPECIAL MEETING--Beneficial Ownership of Flagship Common Stock."

     THE BOARD OF DIRECTORS OF FLAGSHIP UNANIMOUSLY RECOMMENDS THAT FLAGSHIP'S STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Financial Advisor. Flagship retained Sheshunoff as its financial advisor to provide a fairness opinion with regard to the transactions contemplated by the Merger Agreement. Sheshunoff has delivered to the Board of Directors of Flagship its written opinion dated September 19, 1995, and as of the date of this Proxy Statement and Prospectus, that, as of such date and on the basis set forth therein, the terms of the Merger as provided in the Merger Agreement are fair and equitable, from a financial perspective, to Flagship and its stockholders. The Board of Directors retained Sheshunoff because of its reputation and because Sheshunoff has substantial experience in transactions such as the Merger. Sheshunoff is a nationally recognized financial advisor. A copy of Sheshunoff's opinion, dated as of September 19, 1995 and as of the date of this Proxy Statement and Prospectus, which sets forth the assumptions made, matters considered and limitations on the review undertaken, are attached as Appendix B to this Proxy Statement and Prospectus and should be read in their entirety by Flagship stockholders.

     Business Advisor. Flagship retained KPMG as its business advisor in connection with the Merger. The Flagship Board retained KPMG because of KPMG's reputation and because KPMG has substantial experience in transactions such as the Merger. KPMG is a nationally recognized business advisor.

     In June, 1995 KPMG began assisting Flagship informally in evaluating the possible acquisition by Flagship of certain area branches of a Boston-based bank. Upon receiving Flagship's Board authorization in July, 1995, KPMG began assisting Flagship in evaluating certain ownership alternatives, including the possible sale of Flagship to a third party or a merger of equals transaction. After being approached by CC concerning a possible acquisition in August, 1995, Flagship retained KPMG to act as Flagship's business advisor.

     In connection with the review of the proposed transaction between Flagship and CC, KPMG advised Flagship management in Flagship's conducting due dilligence on CC and advised Flagship in its negotiations and execution of the Merger Agreement with CC. KPMG read certain historical data related to Flagship's and CC's past performance and that of other financial institutions in New England as a basis to advise Flagship's Board on the Merger.

     Opinion of Sheshunoff. In September, 1995, Flagship retained Sheshunoff, an investment banking firm based in Austin, Texas, on the basis of its experience, to render a written fairness opinion (the "Opinion") to the Board of Directors of Flagship. Sheshunoff has been in the business of consulting for the banking industry for twenty years, including the appraisal and valuation of banking institutions and their securities in connection with mergers and acquisitions and equity offerings. Sheshunoff has a long history of familiarity and involvement with the banking industry nationwide, as well as familiarity with the Massachusetts market and recent transactions in this market.
Sheshunoff did review the negotiated terms of the Merger Agreement, including corporate governance matters. Except as described herein, Sheshunoff is not affiliated in any way with Flagship or CC or their respective affiliates.

     On September 19, 1995, in connection with their consideration of the Merger Agreement, Sheshunoff issued its Opinion to the Board of Directors of Flagship that, in its opinion as investment bankers, the terms of the Merger as provided in the Merger Agreement are fair and equitable, from a financial perspective, to Flagship and its stockholders. The Sheshunoff Opinion was based upon conditions as they existed on August 31, 1995 at Flagship and upon conditions as they existed on June 30, 1995 at CC. Sheshunoff has updated its opinion as of the date of this Proxy Statement and Prospectus. A copy of the full written text of the updated Opinion is attached hereto as Appendix B and should be read in its entirety by Flagship stockholders. Sheshunoff's written opinion does not constitute an endorsement of the merger or a recommendation to any stockholder as to how such stockholder should vote. The summary of the Opinion set forth in this Proxy Statement and Prospectus is qualified in its entirety by reference to the full text of such Opinion.

     In rendering its Opinion, Sheshunoff reviewed certain publicly available information concerning Flagship and CC. Sheshunoff considered many factors in making its evaluation. In arriving at its Opinion regarding the fairness of the transaction, Sheshunoff reviewed: (i) the Merger Agreement between CC and Flagship; (ii) the most recent internal auditor's reports for the Board of Directors of each organization; (iii) the August 31, 1995 balance sheet and income statement for Flagship, the June 30, 1995 balance sheet and income statement for CC and the audited December 31, 1994 balance sheet and income statement for each organization; (iv) the Rate Sensitivity Analysis reports for each organization; (v) each organization's listing of marketable securities showing rate, maturity and market value as compared to book value; (vi) each organization's internal loan classification list; (vii) a listing of other real estate owned for each organization; (viii) the budget and long-range operating plan of each organization; (ix) a listing of unfunded letters of credit and any other off-balance sheet risks for each organization; (x) the Minutes of the Board of Directors meetings of each organization; (xi) the most recent Board report for each organization; (xii) the listing and description of significant real properties for each organization; (xiii) material leases on real and personal property; (xiv) the directors and officers liability and blanket bond insurance policies for each organization; and (xv) market conditions and current trading levels of outstanding equity securities of both organizations. Sheshunoff conducted an on-site review of each organization's historical performance and current financial condition.

     In addition, Sheshunoff discussed with the management of Flagship and CC the relative operating performance and future prospects of each organization, primarily with respect to the current level of their earnings and future expected operating results, giving weight to Sheshunoff's assessment of the future of the banking industry and each organization's performance within the industry. Sheshunoff compared the results of operation of Flagship with the results of operations of a peer group comprised of all Massachusetts banks with total assets of $100 to $499 million (23 banks). Sheshunoff compared the results of operations of CC with the results of operations of a peer group comprised of all bank holding companies in the United States with total assets of $1 billion to $4.999 billion (130 bank holding companies).

     Many variables affect the value of banks, not the least of which is the uncertainty of future events, so that the relative importance of the valuation variables differs in different situations, with the result that appraisal theorists argue about which variables are the most appropriate ones on which to focus. However, most appraisers agree that the primary financial variables to be considered are earnings, equity, dividends or dividend-paying capacity, asset quality and cash flow. In addition, in most instances, if not all, value is further tempered by nonfinancial factors such as marketability, voting rights or block size, history of past sales of the bank company's stock, nature and relationship of the other shareholdings in the bank, and special ownership or management considerations.

     Sheshunoff analyzed the total purchase price on a cash equivalent fair market value basis using standard evaluation techniques (as discussed below) including comparable sales multiples, net present value, cash flow analysis, return on investment and the price as a percentage of total assets based on certain assumptions of projected growth, earnings and dividends and a range of discount rates from 10% to 15%.

     Net Asset Value is the value of the net equity of a bank, including every kind of property and value. This approach normally assumes liquidation on the date of appraisal with the recognition of securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets.
As such, it is not the best approach to use when valuing a going concern, because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), it still results in a liquidation value for the concern. Furthermore, since this method does not take into account the values attributable to the going concern such as the interrelationship among the company's assets and liabilities, customer relations, market presence, image and reputation, and staff expertise and depth, little weight is given by Sheshunoff to the net asset value method of valuation.

     Market Value is generally defined as the price, established on an "arms-length" basis, at which knowledgeable, unrelated buyers and sellers would agree. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the "comparable" data are deemed sufficient. However, the relative thinness of the specific market for the stock of the banking company being appraised may result in the need to review alternative markets for comparative pricing purposes. The "hypothetical" market value for a small bank with a thin market for its stock is normally determined by comparison to the average price to earnings, price to equity and dividend yield of local or regional publicly-traded bank issues, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity. The market value in connection with the evaluation of control of a bank is determined by the previous sales of banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data is available, the market value deserves greater weighting than the net asset value and similar emphasis as the investment value as discussed below.

     Sheshunoff maintains substantial files concerning the prices paid for banking institutions nationwide. The database includes transactions involving Massachusetts banking organizations and banking organizations in the Eastern region of the United States in 1995 and over the past five years. The database provides comparable pricing and financial performance data for banking organizations sold or acquired. Organized by different peer groups, the data presents averages of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of Flagship, Sheshunoff has considered the market approach and has evaluated price to equity and price to earnings multiples of Eastern banking organizations with total assets less than $1 billion that sold for 100% common stock from September 15, 1994 through September 15, 1995.

     Comparable Sales Multiples. Sheshunoff calculated an "Adjusted Book Value" of $35.52 per share based on Flagship's August 31, 1995 equity and the average price to equity multiple of 2.19x for Eastern banking organizations with total assets less than $1 billion that sold for 100% common stock from September 15, 1994 through September 15, 1995. Sheshunoff calculated an "Adjusted Earnings Value" of $38.71 per share based on Flagship's estimated 1995 earnings and the average price to earnings multiple of 16.98x for Eastern banking organizations with total assets less than $1 billion that sold for 100% common stock from September 15, 1994 through September 15, 1995. The financial performance characteristics of the regional banking organizations vary, sometimes substantially, from those of Flagship. When the variance is significant for relevant performance factors, adjustments to the price multiples are appropriate when comparing them to the transaction value.

     Investment Value. The investment value is sometimes referred to as the income value or earnings value. One investment value method frequently used estimates the present value of an enterprise's future earnings or cash flow. Another popular investment value method is to determine the level of current annual benefits (earnings, cash flow, dividends, etc.), and then capitalize one or more of the benefit types using an appropriate capitalization rate such as an earnings or dividend yield. Yet another method of calculating investment value is a cash flow analysis of the ability of a banking company to service acquisition debt obligations (at a certain price level) while providing sufficient earnings for reasonable dividends and capital adequacy requirements. In connection with the cash flow analysis, the return on investment that would accrue to a prospective buyer at the transaction value is calculated. The investment value methods which were analyzed in connection with this transaction were the net present value analysis, the cash flow analysis and the return on investment analysis, which are discussed below.

     Net Present Value Analysis. The investment or earnings value of any banking organization's stock is an estimate of the present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. An earnings value is calculated using an annual future earnings stream over a period of time of not less than ten years and the residual value of the earnings stream after ten years, assuming no earnings growth, and an appropriate capitalization rate (the net present value discount rate). Sheshunoff's computations were based on an analysis of the banking industry, the economic and competitive situations in Flagship's market area, its current financial condition and historical levels of growth and earnings. Using a net present value discount rate of 12%, an acceptable discount rate considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the "Net Present Value of Future Earnings" equaled $36.74 per share.

     Cash Flow Analysis. The cash flow method assumes the formation of a bank holding company with maximum leverage according to Federal Reserve System guidelines and analyzes the ability of the bank to retire holding company acquisition debt within a reasonable period of time while maintaining adequate capital. Using this method, Sheshunoff arrived at a value of $37.00 per share.

     Return on Investment Analysis. Return on investment analysis (ROI) also assumes the formation of a bank holding company using maximum regulatory leverage and analyzes the ten-year ROI of a 33.33% equity investment at the transaction value of $33.00 per share for Flagship compared to a liquidation at book value in the year 2005 and a sale at ten times projected earnings for the year 2005. This ROI analysis provides a benchmark for assessing the validity of the transaction value of a majority block of stock. The ROI analysis is one approach to valuing a going concern, and is directly impacted by the earnings stream, dividend payout levels and levels of debt, if any. Other financial and nonfinancial factors indirectly affect the ROI; however, these factors more directly influence the level of ROI an investor would demand from an investment in a majority block of stock of a specific bank at a certain point in time. The ROI assuming liquidation at book value in 2005 equaled 11.54%, and the ROI assuming sale at ten times projected earnings in 2005 equaled 18.49%.

     Transaction Value as a Percentage of Total Assets. Furthermore, a price level indicator, the transaction value as a percentage of total assets, may be used to confirm the validity of the transaction value. The transaction value as a percentage of total assets facilitates a truer price level comparison with comparable banking organizations, regardless of the differing levels of equity capital and earnings. In this instance, a transaction value of $33.00 per share results in a transaction value as a percentage of total assets of 13.91%.

     Finally, another test of appropriateness for the transaction value of a majority block of stock is the net present value-to-transaction value ratio. Theoretically, an earnings stream may be valued through the use of a net present value analysis. In Sheshunoff's experience with majority block community bank stock valuations, it has determined that a relationship does exist between the net present value of an "average" community banking organization and the transaction value of a majority block of the banking organization's stock. The net present value-to-transaction value ratio equals 111.33% for Flagship. There are many other factors to consider, when valuing a going concern, which do not directly impact the earnings stream and the net present value but which do exert a degree of influence over the fair market value of a going concern. These factors include, but are not limited to, the general condition of the industry, the economic and competitive situations in the market area and the expertise of the management of the organization being valued.

     When the net asset value, market value and investment value methods are subjectively weighted, using the appraiser's experience and judgment, it is Sheshunoff's opinion that the proposed transaction is fair.

     Consideration was given to the levels of earnings per share, equity per share and dividends per share appreciation or dilution percentages between the merger partners over the next three to five years after consummation. A merger is usually completed with the hopes of realizing economies of scale and earnings enhancement opportunities, thereby providing a benefit to Flagship stockholders that otherwise might not be attainable. To justify the fairness of the transaction for Flagship stockholders it is important to project, based upon realistic projections of future performance, a positive impact for Flagship stockholders. Sheshunoff projected that Flagship stockholders will have a higher level of earnings per share and dividends per share after the merger with CC than they would on a stand-alone basis.

     Neither Flagship nor CC imposed any limitations upon the scope of the investigation to be performed by Sheshunoff in formulating such Opinion. In rendering its Opinion, Sheshunoff did not independently verify the asset quality and financial condition of Flagship or CC, but instead relied upon the data provided by or on behalf of Flagship and CC to be true and accurate in all material respects.

     Prior to being retained for this assignment, Sheshunoff has provided professional services and products to Flagship. The revenues derived from such services and products are insignificant when compared to the firm's total gross revenues.

     Pursuant to the terms of an engagement letter dated August 4, 1995, Flagship has agreed to pay KPMG a professional fee not to exceed $285,000 for its business advisory services. Flagship is able to terminate the engagement of KPMG at any time and the fee due to KPMG upon such cancellation shall not exceed $75,000.

     Pursuant to the terms of an engagement letter dated September 14, 1995, Flagship has agreed to pay Sheshunoff a professional fee of $25,000 plus reasonable out-of-pocket expenses not to exceed $250, and out-of-pocket costs for travel, if necessary, and/or direct delivery charges, in connection with Sheshunoff's rendering of a fairness opinion. Whether or not the transaction is consummated, Flagship has agreed to reimburse Sheshunoff for fees accrued but not paid prior to termination of the engagement letter plus out-of-pocket expenses.

          Flagship has agreed to indemnify KPMG, any employee of KPMG and its affiliates and its respective partners, principals, heirs, beneficiaries and legal representatives of the above against certain liabilities, including liabilities under certain Federal securities laws. Flagship has agreed to indemnify Sheshunoff, any employee of Sheshunoff and its affiliates and its respective directors, officers, stockholders and assigns, heirs, beneficiaries and legal representatives of the above against certain liabilities, including liabilities under certain Federal securities laws.

Terms of the Merger; Consideration to be Received by Flagship Stockholders.

     At the time the Merger becomes effective, Flagship will merge with and into CAB, and CAB will be the surviving corporation, doing business as "Flagship Bank and Trust Company." The Articles of Organization and Bylaws of Flagship as in effect immediately prior to the Merger will be the Articles of Organization and Bylaws of CAB after the Merger as the surviving corporation.

     Upon consummation of the Merger, each outstanding share of Flagship Common Stock, other than shares held by Flagship as treasury shares or as to which dissenters' rights have been perfected, will be converted into the right to receive 1.2 shares of CC Common Stock. In the event the Determination Price of CC Common Stock is less than $23.25 per share, Flagship shall have the right to terminate the Merger Agreement. However, assuming the Merger is approved by the Flagship stockholders, the Flagship Board may elect to consummate the Merger if the Determination Price of CC Common Stock is below $23.25 without resoliciting the Flagship stockholders. In such a situation, in considering whether to consummate the Merger without the resoliciting of Flagship stockholders, the Flagship Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, the advice of its financial advisors and legal counsel. As of the date hereof, the Flagship Board does not intend to elect to waive its right to terminate the transaction based upon the Determination Price.

     Flagship's stockholders shall receive an aggregate of approximately
1.3 million shares of CC Common Stock and an appropriate amount in cash to compensate for fractional share interests. The total consideration, based upon a representative price of CC Common Stock at ($Not Available) per share, equals ($Not Available).

     Based on the number of shares of CC Common Stock outstanding at September 30, 1995, Flagship stockholders would hold, in the aggregate, approximately 13.64% of the CC Common Stock outstanding immediately after consummation of the Merger. All stockholders of Flagship currently are minority stockholders and, following the Merger, such stockholders will be minority stockholders of CC. However, Flagship's stockholders' interest in CC will be smaller than their prior percentage interest in Flagship, and accordingly, their ability to affect the business direction of CC as a CC stockholder through the right to vote will be reduced. The Purchase Price was negotiated by the Chief Executive Officer of CC and a negotiating team comprised of the Chief Executive Officer and three directors of Flagship and approved by each corporation's Board of Directors.

     No fractional shares of CC Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that Flagship stockholders will receive cash in lieu of such fractional shares. The cash amount paid in lieu of fractional shares will be determined by multiplying the fraction of a share to which the holder would otherwise be entitled by the Determination Price.

     Shares of CC Common Stock issued and outstanding at the time the Merger becomes effective will remain issued and outstanding thereafter and will not be affected by the Merger.

Effective Time of the Merger

     The Merger will become effective upon the filing of Articles of Merger relating thereto with the Secretary of State of the Commonwealth of Massachusetts. The parties to the Merger Agreement will promptly cause such Articles of Merger to be so filed after each of the conditions to consummation of the Merger has been satisfied or waived and following approval by the stockholders of Flagship. The Merger cannot become effective until Flagship stockholders have approved the Merger Agreement and all required regulatory approvals and actions have been obtained and taken. See "--Regulatory Approvals Required." Subject to satisfaction of the conditions contained in the Merger Agreement, the parties currently anticipate that the Merger will become effective during the quarter ending March 31, 1996, although there can be no assurance as to whether or when the Merger will become effective. See "-- Conditions to Consummation of the Merger."

Surrender of Flagship Common Stock Certificates

     As soon as practicable after the Merger becomes effective, the Exchange Agent will send a notice and transmittal form to each holder of Flagship Common Stock of record at the time the Merger becomes effective (other than holders who have properly exercised dissenters' rights of appraisal, see "--Rights of Flagship Dissenting Stockholders") advising such holder of the effectiveness of the Merger and of the procedure for surrendering to the Exchange Agent such holder's certificate or certificates formerly evidencing Flagship Common Stock in exchange for a new certificate(s) evidencing CC Common Stock and, if appropriate, a cash adjustment in lieu of fractional share interests.

     Flagship stockholders should not send in their stock certificates until they receive the letter of transmittal form and instructions from the Exchange Agent.

     Upon surrender to the Exchange Agent of certificates formerly evidencing Flagship Common Stock, together with a properly completed and signed letter of transmittal, there will be issued and mailed to the holder thereof a new certificate or certificates representing the number of whole shares of CC Common Stock to which such holder is entitled under the Merger Agreement and, where applicable, a check for the amount of cash payable in lieu of a fractional share of CC Common Stock. If the holder requests participation in the CC Dividend Reinvestment Plan, a notification of shares held on deposit by the Exchange Agent will be mailed to the holder in lieu of the stock certificate (and/or check noted above). A certificate representing CC Common Stock or a check in lieu of a fractional share will be issued in a name other than the name in which the surrendered Flagship stock certificate was registered only if (i) the Flagship stock certificate surrendered is properly endorsed or accompanied by appropriate stock powers and is otherwise in proper form for transfer, and (ii) the holder requesting the issuance of such certificate or check either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificate or check in a name other than that of the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     After the Merger becomes effective, each certificate formerly evidencing Flagship Common Stock (other than certificates as to which dissenters' rights of appraisal have been exercised) will, until it is surrendered to the Exchange Agent, be deemed for all corporate purposes to evidence ownership of that number of whole shares of CC Common Stock into which it was converted as a result of the Merger.

     If any certificate formerly evidencing Flagship Common Stock has been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of CC Common Stock and cash for fractional shares, if any, as may be required pursuant to the Merger Agreement; provided, however, that CC may, in its discretion and as a condition to the issuance of a certificate representing the CC Common Stock into which such Flagship Common Stock has been converted, require the owner thereof to deliver a bond in such sum as CC may direct as indemnity against any claim that may be made against Flagship, CC, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed. After the Merger becomes effective, no further registration of transfers on the records of Flagship will be made as to certificates formerly evidencing Flagship Common Stock and any certificates which are presented for such registration of transfer will be cancelled and exchanged for certificates representing shares of CC Common Stock as described above.

Conditions to Consummation of the Merger

     The obligations of both CC and Flagship to consummate the Merger are subject to satisfaction of the following conditions, among others: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved by the stockholders of Flagship; (ii) all regulatory approvals required for the consummation of the Merger and the resultant acquisition of Flagship by Chittenden shall have been obtained; (iii) the Registration Statement relating to the shares of CC Common Stock to be issued pursuant to the Merger Agreement shall have become effective; and (iv) neither CC nor Flagship shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Merger.

     The obligation of CC to consummate the Merger is further subject to additional conditions, including, without limitation, the following:

     (a) There shall not have occurred any change in the properties or assets of Flagship which, individually or in the aggregate, has, or, in the reasonable opinion of CC, is reasonably likely to have a material adverse effect on the ability of Flagship to conduct its business as presently conducted.

     (b) Flagship shall have complied with and performed in all material respects its obligations under the Merger Agreement, and its representations and warranties in the Merger Agreement shall be true and correct in all material respects at the Effective Time.

     (c) CC shall have received the opinion of Piper & Marbury LLP, its special counsel, as to certain tax aspects of the Merger.

     (d) CC shall have received a favorable opinion of Arthur Andersen LLP that the Merger qualifies as a "pooling of interests" for financial statement purposes.

     The obligation of Flagship to consummate the Merger is subject to additional conditions, including, without limitation, the following:

     (a) There shall not have occurred any change in the properties or assets of CC or any of its subsidiaries which, individually or in the aggregate, has, or is reasonably likely to have a material adverse effect on the ability of CC to conduct its business as presently conducted.

     (b) CC shall have complied with and performed in all material respects its obligations under the Merger Agreement, and its representations and warranties in the Merger Agreement shall be true and correct in all material respects at the Effective Time.

     (c) Flagship shall have received the opinion of Piper & Marbury LLP, CC's special tax counsel and the opinion of Bingham, Dana & Gould, Flagship's counsel, as to certain tax aspects of the Merger.

     (d) Flagship shall have received the opinion of Sheshunoff as to the fairness of the purchase price to Flagship's stockholders from a financial point of view.

     (e) The average closing price of CC Common Stock for the twenty (20) consecutive trading days ending on the fifth trading day before the last regulatory approval is obtained shall be at least $23.25 per share.

Regulatory Approvals Required

     Consummation of the Merger is subject to, among other things, prior receipt of all necessary regulatory approvals from state and federal authorities and expiration of all required waiting periods. CC has filed an application (the "FRB Application") for approval of the Federal Reserve Board under Section 3(a) of the Bank Holding Company Act of 1956 (12 U.S.C. Section 1842), of the Merger of Flagship with and into CAB.

     CAB has filed an insurance application (the "FDIC Insurance Application") for approval of the Federal Deposit Insurance Corporation ("FDIC") to grant CAB deposit insurance. CAB also has filed an application (the "FDIC Application") for approval of the FDIC of the merger of Flagship into and with CAB and for CAB to acquire and operate the main and banking offices of Flagship located in Worcester and Leominster, respectively, as banking offices of CAB, doing business as "Flagship Bank and Trust Company," following consummation of the Merger.

     In addition to the FRB Application, FDIC Insurance Application and FDIC Application, an application has been submitted to the Massachusetts Board for approval under Massachusetts General Statutes Annotated to form a trust company and CC has filed an application to acquire Flagship by virtue of Flagship's merger into CAB. In addition, CAB is applying to the Massachusetts Commissioner of Banks for approval to merge Flagship and CAB.

     As of the date of this Proxy Statement and Prospectus, none of these approvals have been received. There can be no assurance that such approvals will be received, or as to the timing or conditions of such approvals, if any. However, neither CC nor Flagship is aware of any reason why the pending applications would not be approved.

Waiver and Amendment

     Generally, before the Special Meeting, CC and Flagship can amend, extend the time for performance under, or waive compliance of the other party with, any of the terms or conditions of the Merger Agreement. After approval of the Merger at the Special Meeting, Flagship and CC cannot amend the Merger Agreement in any such manner which reduces or changes the form of consideration to be delivered to the Flagship stockholders in connection with the Merger without further stockholder approval. CC and Flagship cannot waive compliance with the mutual closing conditions that (a) the Merger must be approved by the legally required vote of Flagship's stockholders, (b) the Merger must have received all requisite regulatory approvals, (c) the Registration Statement shall have become effective, and (d) neither party be subject to a decree, order or injunction of a court of competent jurisdiction which enjoins or prohibits the Merger.

Termination

     The Merger Agreement may be terminated at any time before the Merger becomes effective (i) by mutual written consent of CC and Flagship duly authorized by their respective Boards of Directors; (ii) by CC or Flagship if the Effective Time shall not have occurred on or prior to June 30, 1996; (iii) by Flagship or CC if the Merger Agreement and the transactions contemplated thereby are not approved by the legally required affirmative vote of the stockholders of Flagship at the Special Meeting or at any adjournments thereof;
(iv) by Flagship or CC if any necessary regulatory approval is denied and the time for appeal has run; or (v) by Flagship or CC if either discovers a continuing material adverse condition which cannot be corrected with respect to the other; provided neither Flagship nor CC shall be released or relieved from any liabilities or damages arising out of its willful breach of any provision of the Merger Agreement. CC may terminate the Merger Agreement, with the authorization of its Board of Directors, if there shall have been any material breach of any representation, warranty, covenant or agreement of Flagship under the Merger Agreement and any such breach shall not have been remedied within 30 days after receipt by Flagship of notice in writing from CC specifying the nature of such breach and requesting that it be remedied. Flagship may terminate the Merger Agreement if there shall have been any material breach of any representation, warranty, covenant or agreement of CC under the Merger Agreement and such breach shall not have been remedied within 30 days after receipt by CC of notice in writing from Flagship specifying the nature of such breach and requesting that it be remedied.

     Flagship may terminate the Merger Agreement after stockholder approval, by giving three days' written notice, after the Determination Price is calculable, of such election to CC, in the event that the Determination Price of the CC Common Stock is less than $23.25.

Corporate Transactions

     Flagship has agreed that during the term of the Merger Agreement it will not solicit or encourage inquiries or proposals with respect to or, except to the extent required for the discharge by the Flagship Board of Directors of their fiduciary duties as determined upon written advice of counsel, furnish any information or recommend or endorse any takeover proposal relating to or participate in any negotiations or discussions concerning any acquisition or purchase of all or a substantial portion of the assets or of a substantial equity interest in, Flagship or any merger, consolidation or business combination with Flagship other than as contemplated by the Merger Agreement. Flagship further agreed that it will instruct its officers, directors, employees, advisors and agents to comply with the above limitation on solicitation activity. Such limitation does not prohibit Flagship or its Board of Directors from making disclosures to Flagship's stockholders which, in the judgment of the Board on written advice from outside counsel, may be required by their fiduciary duty.

     The foregoing provisions may have the effect of discouraging competing offers from third parties to acquire or merge with Flagship, even if such offers were to be at a higher price.

     CC has agreed not to enter into any undertaking that might have a short term material adverse effect on the price of CC's Common Stock without first obtaining Flagship's consent, which consent shall not be unreasonably withheld.

Stock Option Agreement

     Simultaneously with the execution of the Merger Agreement, on September 19, 1995, CC and Flagship entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as Appendix D and incorporated herein by reference. Pursuant to the Stock Option Agreement, Flagship granted CC an option (the "Option") to purchase up to 359,939 (24.9% of the shares of Flagship Common Stock that would be outstanding after such issuance) authorized but unissued shares of Flagship Common Stock for $20.00 per share.

     The Option becomes exercisable in whole or in part, after the occurrence of one or more of the following events (each a "Triggering Event"):

     (a) any person or group (as such terms are defined in the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder), other than CC or a wholly-owned subsidiary of CC, acquires after September 19, 1995 beneficial ownership of or the right to acquire such beneficial ownership or to vote at least 20 percent of the then outstanding Flagship Common Stock, other than any person acquiring such beneficial ownership by will or operation of law; or

     (b) there shall be publicly announced prior to the meeting of Flagship's stockholders contemplated by the Merger Agreement, any proposal by such a person or group relating to (i) any merger, consolidation or acquisition of all or substantially all of the assets of Flagship or other business combination involving Flagship which Flagship's Board of Directors shall have authorized, recommended or entered into, or (ii) a change in the ownership of 20 percent or more of the Flagship Common Stock then outstanding and Flagship's stockholders fail to adopt the Merger Agreement at such Special Meeting.

     The Stock Option Agreement may have the effect of discouraging persons or companies which might now or prior to the Effective Time be interested in acquiring all or a significant portion of the outstanding shares of Flagship Common Stock from considering such a transaction, even if such persons were to pay a higher price per share than under the Merger Agreement.

     The Option will expire on the earliest to occur of (i) one year after one of the foregoing Triggering Events has occurred; (ii) immediately after the Effective Time of the Merger; or (iii) the termination of the Merger Agreement in accordance with its terms before the occurrence of a Triggering Event.

     In the event of a change in the number of outstanding shares of Flagship due to a stock dividend, split-up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction, the type and number of shares of Flagship Common Stock subject to the Option will be adjusted appropriately so that CC shall receive on exercise of the Option the number and class of shares or other securities or property that it would have held if the Option had been exercised immediately before such event. Whenever the number of shares subject to the Option is so adjusted, the exercise price of the Option shall be adjusted by multiplying the original price by a fraction, the numerator of which shall equal the number of shares subject to the Option before adjustment and the denominator of which shall be the number of shares subject to the Option after adjustment.

     Upon the occurrence of a Triggering Event, CC may request Flagship to prepare, file and keep current with respect to the Option and the shares of Flagship Common Stock subject thereto a registration statement under the Securities Act with the Commission if Flagship is legally required to sell the shares subject to the Option under the Securities Act. Flagship is required to use its best efforts to cause such registration statement to become effective and then remain effective for at least 90 days. CC has the right to demand two such registrations.

     After the occurrence of a Triggering Event, CC may sell, assign or otherwise transfer its rights and obligations under the Stock Option Agreement to any person or group of persons, subject only to compliance with applicable law.

Business Pending the Merger

     Flagship agreed in the Merger Agreement that during the period of time from September 19, 1995 to the Effective Time, it would conduct its business and engage in transactions only in the usual, regular and ordinary course of business, consistent with past practice, except as specifically agreed to by Flagship and CC as set forth in schedule 4.2 to the Merger Agreement. The Merger Agreement defines the permitted scope of Flagship's business under this provision as "conducting its business in the usual, regular and ordinary course consistent with past practice," and refraining from a series of activities listed in the Merger Agreement, which include, without limitation, the following:

     (a) engaging or participating in any material transaction or incurring any material liability out of the ordinary course of business.

     (b) disposing of any assets, except in the ordinary course of business and in an immaterial aggregate amount.

     (c) declaring or paying any dividend other than the continuation of Flagship's regular semi-annual cash dividend not to exceed $0.1525 per share and a pro rata dividend prior to the Effective Date for any time period for which Flagship's stockholders would not be entitled to receive a dividend as CC stockholders in respect of the CC Common Stock.

     (d) issuing additional shares of capital stock or securities convertible into such shares or options, warrants or conversion rights to acquire such shares of capital stock except in connection with the exercise of outstanding options to purchase Flagship Common Stock.

     (e) incurring additional debt obligations or other obligations in respect of borrowed money except in the ordinary course of business consistent with past practice.

     (f) incurring or committing to capital expenditures in excess of $100,000.

Interests of Certain Persons in the Merger

     Employment Agreement. One senior officer of Flagship has entered into an employment agreement (the "Employment Agreement") at the request of CC which will extend beyond the Effective Time. The Employment Agreement will not become effective if the Merger is not consummated or the Merger Agreement is terminated in accordance with its terms.

     CC, by virtue of the Employment Agreement, has agreed to employ Donald J. McGowan, President and Chief Executive Officer of Flagship after the consummation of the Merger for his current salary of $200,000 for a period of three years.

     In addition to and as a part of the Employment Agreement, Mr. McGowan will receive certain benefits in the event of a change of control which is similar to agreements currently in force between CC and its senior officers. Under the Employment Agreement, Mr. McGowan would be entitled to the following severance payments if terminated under certain circumstances after a change of control of
CC: 100% of base salary for the calendar year ended prior to the year in which the termination occurs or, upon his election if terminated by CC's successor, a right to pursue his legal rights for damages for a breach of the Employment Agreement.

     The Employment Agreement defines a "change in control" as the acquisition by a person or group of greater than 25% of the combined voting power of CC's then outstanding common stock.

     The Employment Agreement provides for certain severance benefits in an instance where termination is due to death, provides for continuation of benefits for up to three years from the Effective Date in the event of disability, and provides for no special benefit in the event of retirement. Further, no benefits are payable in instances of termination for cause, defined as (i) the gross and willful failure of Mr. McGowan to perform a substantial portion of his duties which continues for more than 30 days after notice, and
(ii) deliberate dishonesty with respect to CC or any subsidiary or affiliate which materially and adversely affects CC or any subsidiary or affiliate, and
(iii) the conviction of a felony or his willful violation of any provision of federal or state banking or securities laws.

     In addition, Mr. McGowan is entitled to certain severance benefits in the event he is terminated without cause within three years of the Effective Time or he resigns due to a breach in the Employment Agreement by Flagship or CC. These benefits include a continuation of his base salary, participation in benefit plans, life insurance and club memberships for up to three years from the Effective Date. However, during a period of three years following the Effective Date, as long as there has been no change of control, Mr. McGowan will not compete against CAB operating as "Flagship Bank and Trust Company" in Worcester County, Massachusetts in any of the activities of CAB operating as "Flagship Bank and Trust Company" conducted during Mr. McGowan's employment under the Employment Agreement (i) in the lending, deposit or mortgage business or (ii) in other products and/or services of Flagship as contributing 5% or more of the gross revenue of Flagship for any fiscal quarter during such employment.

     Deferred Compensation Agreement. On October 20, 1994, Donald J. McGowan, President and Chief Executive Officer of Flagship, entered into a Deferred Compensation Agreement with Flagship (the "Deferred Compensation Agreement"), which provides Mr. McGowan with supplemental retirement benefits in addition to social security and any other retirement benefits furnished by Flagship.

     Pursuant to the Deferred Compensation Agreement, in the event of a "Change-in-Control" (as defined in the Deferred Compensation Agreement) of Flagship, Mr. McGowan will receive a benefit, in cash, in a single lump sum, in an amount which is the actuarial present value of Mr. McGowan's normal retirement benefit under the Deferred Compensation Agreement. The transactions contemplated by the Merger Agreement will trigger a "Change-in-Control" of Flagship as defined in the Deferred Compensation Agreement and will result in the receipt of this benefit by Mr. McGowan upon the consummation of such transactions. It is currently anticipated that the amount of the cash benefit to be received by Mr. McGowan under this Deferred Compensation Agreement will be approximately $1,305,000.

     Management Severance Pay Plan. CC has agreed in discussions preceding the signing of the Merger Agreement that rights of Flagship's senior executives other than Mr. McGowan under Flagship's Senior Management Change in Control Severance Pay Plan will continue unamended after the Merger and that the Merger constitutes a "change in control" for purposes of such plan.

     Indemnification. The Merger Agreement requires CC to indemnify and hold harmless, to the extent permitted by law, each director and officer, and each former director and officer, of Flagship with respect to actions or failures to act which occurred on or prior to the date on which the Merger is consummated, upon the same terms and conditions as each such person would be entitled to be indemnified by CC. The Merger Agreement also provides that CC will use its best efforts to cause continuation of coverage under the current director and officer liability insurance for a period of six years after the Effective Time.

     Stock Options. All rights with respect to Flagship Common Stock pursuant to stock options granted by Flagship prior to the date of the Merger Agreement shall be converted into an option to purchase shares of CC Common Stock in an amount and at an exercise price determined as provided below and in the Merger Agreement (and otherwise subject to the terms of Flagship's stock option plan). CC's Common Stock covered by these converted Flagship options will be registered for resale by the holders of such options from the Effective Time.

     The number of shares of CC Common Stock to be subject to the new options shall be equal to the product of the number of shares of Flagship Common Stock subject to the original option times the Per Share Consideration, provided that any fractional shares of CC Common Stock resulting from such multiplication shall be rounded down to the nearest share.

     The beneficial ownership of Flagship shares will increase due to certain options which will vest upon consummation of the Merger. See "Beneficial Ownership of Flagship Common Stock."

     The exercise price per share of these converted Flagship options shall be equal to the exercise price per share of Flagship common stock under the original option divided by the Per Share Consideration, provided that such exercise price shall be rounded up to the nearest cent.

     The adjustment provided herein with respect to any options which are "incentive stock options" as defined in Section 4.22 of the Code shall be and is intended to be effected in a manner which is consistent with Section 4.24(a) of the Code, the duration and other terms of the new options shall be the same as the original option except that all references to Flagship shall be deemed to be references to CC.

Employee Matters

     CC has agreed in the Merger Agreement that the current employment benefits including, without limitation, the benefits provided under the Restated 1988 Stock Option Plan and related agreements, the Executive Incentive Plan, the Senior Management Change in Control Severance Pay Plan, the 401(k) retirement plan, as well as other employee benefits, shall be unaffected by the Merger and such agreements, plans and benefits shall be honored and assumed by CC and carried forward by CC, subject to CC's discretion to revise such benefits in a manner consistent with CC's strategic plan in effect from time to time.

Management and Operations after the Merger

     At the Effective Time, the separate corporate existence of Flagship shall cease, and the surviving corporation will be CAB doing business as "Flagship Bank and Trust Company" and the name CAB shall cease to exist. The newly formed "Flagship Bank and Trust Company", BWM and CTC will be direct subsidiaries of CC.

     It is anticipated that the management, including the Board of the new "Flagship", immediately after the Effective Time will continue largely as before. The Merger Agreement provides that CC intends to keep the Board of the new "Flagship" separate from that of CC and to name, in CC's discretion, up to two additional directors who may be employees of CC or a subsidiary.

Rights of Flagship Dissenting Stockholders

     Any Flagship stockholder who elects to exercise his or her rights of dissent and who complies with the procedures set forth in Sections 85 through 98, inclusive, of Chapter 156B of the Massachusetts Business Corporation Law ("MBCL"), attached hereto as Appendix C, shall be entitled to receive cash for the fair value of those shares for which such stockholder exercises his or her dissenter rights. Stockholders contemplating the exercise of dissenters' rights should carefully review Appendix C containing the pertinent provisions of the MBCL, Chapter 156B, Sections 85 through 98, inclusive. The following, qualified in its entirety by the provisions set forth in Appendix C, is a summary of the steps which must be taken for the effective exercise of dissenters' rights:

     (a) Written Objection. Any stockholder electing to exercise the right of dissent must file with Flagship, prior to or at the Flagship Special Meeting, a written objection to the proposed Merger stating said stockholder's intention to demand payment for his or her shares if the proposed Merger is approved.

     (b) Not Vote in Favor of the Merger. Shares for which dissenters' rights are sought must not be voted in favor of the Merger.

     (c) Notice of Effectiveness of Action. If the Merger is approved by the Flagship stockholders at the Special Meeting, CAB, as the survivor of the Merger, is required, within ten (10) days of the Effective Time of the Merger, to send to each dissenting stockholder of Flagship who properly filed a written objection thereto and whose shares were not voted in favor of the approval of such Merger, a notice (the "Company Notice") that the Merger has become effective.

     (d) Written Demand. Each dissenting stockholder must, within twenty (20) days after the date on which such stockholder receives the Company Notice, make written demand on CAB that it pay such stockholder the fair value of his or her shares. Any stockholder failing to make demand within the twenty (20) day period shall be bound by the terms of the Merger Agreement if the Merger Agreement and transaction is approved by the requisite number of Flagship stockholders. Any stockholder making such demand shall thereafter be entitled only to payment of such shares and shall not be entitled to vote or to exercise any other rights of a stockholder. No further notice will be given of the time periods within which a dissenting stockholder must give notice of his or her intention to exercise his or her dissenters' rights.

UNLESS THE AFOREMENTIONED REQUIREMENTS ARE STRICTLY MET, SUCH SHARES MAY LOSE ANY DISSENTERS' RIGHTS.

     (e) Payment. If within thirty (30) days after the Effective Time of the Merger, the fair value of such shares is agreed upon between any such dissenting stockholder and CAB, payment therefor shall be made within thirty (30) days after the expiration of the period during which demand could be made. Upon payment of the agreed value, the dissenting stockholder shall cease to have any interest in such shares. If CAB and a dissenting stockholder do not agree on the fair value of the dissenting shares within thirty (30) days, CAB or the stockholder may, within four (4) months of the expiration of the thirty (30) day period, file a bill of equity in the Superior Court in the county where Flagship has its principal office in the Commonwealth of Massachusetts to determine the fair value of such shares.

     (f) Fair Value. If the dissenting stockholder and CAB do not agree on the fair value of the dissenting shares and an action as described above is commenced, the fair value of a dissenter's share will be determined as of the day prior to the date on which the vote was taken approving the proposed Merger, excluding any appreciation or depreciation in anticipation of the Merger.

     Any Flagship stockholder who desires to exercise his or her rights to dissent should carefully review the MBCL, Chapter 156B, Sections 86 through 98, inclusive, set forth in Appendix C and is urged to consult such stockholder's legal advisor before exercising or attempting to exercise such rights.

     The foregoing summary of the applicable provisions of the MBCL, Chapter 156B, Sections 86 through 98, inclusive, is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to such Sections, the full texts of which are attached as Appendix C to this Proxy Statement and Prospectus.

Certain Federal Income Tax Consequences

     Neither CC nor Flagship has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. Consummation of the Merger is conditioned on the delivery of an opinion of Piper & Marbury LLP, special counsel to CC, to CC and Flagship, and the delivery of an opinion of Bingham, Dana & Gould, counsel to Flagship, to Flagship, each concluding that for Federal income tax purposes, under current law, assuming that the Merger and related transactions will take place as described in the Merger Agreement and certain related instruments described therein (including the Plan of Merger) and relying upon certain representations presented by one or more officers of each of CC and Flagship, the Merger will constitute a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. The Merger Agreement provides that this condition may be waived by either CC or Flagship. However, it is unlikely that the Merger will be consummated if this condition is not satisfied. If the Merger constitutes such a reorganization, the following would be the material Federal income tax consequences of the Merger:

     (a) No gain or loss will be recognized by Flagship, CC or CAB by reason of the Merger.

     (b) No gain or loss will be recognized by a Flagship stockholder upon the exchange of his or her Flagship Common Stock for CC Common Stock other than as a result of a cash payment made in lieu of a fractional share or payment to a Flagship stockholder who exercises dissenters' rights.

     (c) The basis of the CC Common Stock received by a stockholder who exchanges his or her Flagship Common Stock for CC Common Stock will be the same as the basis of the Flagship Common Stock surrendered in exchange therefor (subject to any adjustments required by the receipt of cash in lieu of a fractional share interest of CC Common Stock).

     (d) The holding period for tax purposes of the CC Common Stock received by a Flagship stockholder will include the period during which the Flagship Common Stock surrendered in exchange therefor was held (provided that such Flagship Common Stock was held by such Flagship stockholder as a capital asset at the Effective Time of the Merger).

     (e) Cash, if any, received by a Flagship stockholder in lieu of a fractional share interest of CC Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of CC Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Flagship Common Stock was a capital asset in such stockholder's hands at the Effective Time of the Merger).

     (f) Cash which a Flagship dissenting stockholder receives as payment for his or her shares of Flagship Common Stock will be capital gain or loss to the extent that the amount received varies from the dissenting stockholder's adjusted basis in the Flagship Common Stock (assuming the Flagship Common Stock was a capital asset in such stockholder's hands at the Effective Time of the Merger and shares of CC Common Stock owned by others are not attributed to such stockholder under certain attribution of ownership rules).

     The foregoing is only a general description of certain anticipated Federal income tax consequences of the Merger without regard to the particular facts and circumstances or the tax posture of each stockholder of Flagship. It does not discuss all of the consequences that may be relevant to Flagship stockholders entitled to special treatment under the Code (such as insurance companies, dealers in securities, exempt organizations or foreign persons). The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local or foreign tax laws. Flagship stockholders should consult their own tax advisors with respect to the specific tax consequences of the Merger to them, including the application of state, local and foreign tax laws.

Accounting Treatment

     It is intended that the Merger will be accounted for as a "pooling of interests" for financial statement purposes, that such accounting treatment is in accordance with generally accepted accounting principles and in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended ("APB No. 16") and the consummation of the Merger is conditioned upon the receipt by CC and Flagship of an opinion by Arthur Andersen LLP that the Merger qualifies for such "pooling of interests" treatment. Under this method of accounting, the recorded amount of assets and liabilities of CC and Flagship will be combined at the Effective Time and carried forward at their previously recorded amounts and the stockholders' equity accounts of CC and Flagship will be combined on CC's consolidated balance sheet. Income and other financial statements of CC issued after the Effective Time will be restated retroactively to reflect the consolidated operations of CC and Flagship as if CC and Flagship have always been combined. The exercise of dissenters' rights by holders of more than 10% of the Flagship Common Stock could prevent qualification for such "pooling of interests" treatment.

     The unaudited pro forma condensed combined financial information contained in this Proxy Statement and Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA", "THE MERGER - ACCOUNTING TREATMENT" and "PRO FORMA FINANCIAL DATA."

Resale of CC Common Stock Received by Flagship Stockholders

     The shares of CC Common Stock issuable to stockholders of Flagship upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely without restriction by those stockholders who are not deemed to be "Affiliates" of CC or Flagship. An "Affiliate" is generally defined as a person (usually executive officers and directors) who controls, is controlled by, or is under common control with, CC or Flagship at the time of the Special Meeting or CC at or after the Effective Time of the Merger.

     Shares of CC Common Stock received by those stockholders of Flagship who are deemed to be "affiliates" of Flagship at the time of the Special Meeting may be resold without registration under the Securities Act as provided for by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. This Proxy Statement and Prospectus does not cover any resales of CC Common Stock received by persons who are deemed to be "Affiliates" of Flagship.

     Flagship has agreed to use its best efforts to cause each director, executive officer and other person who is an "affiliate" of Flagship to deliver to CC, as soon as practicable after the date of the Merger Agreement and before the date of the Flagship stockholder vote to approve the Merger Agreement, a written agreement in a form agreed upon by the parties and attached as Exhibit C to the Merger Agreement, providing that such "affiliate" will not sell, pledge, transfer or otherwise dispose of the CC Common Stock to be received by such "affiliate" in the Merger, except in compliance with applicable securities laws and within applicable time frames.

Expenses

     The Merger Agreement provides that, generally, all legal and other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party which incurred them. The costs and expenses of printing and mailing this Proxy Statement and Prospectus and the fee for registration under the Securities Act of shares of CC Common Stock to be issued upon conversion of Flagship Common Stock are to be borne by CC.

Certain Differences in Rights of Stockholders

     The rights of Flagship stockholders are governed by the Articles of Organization of Flagship (the "Flagship Articles"), the By Laws of Flagship (the "Flagship Bylaws") and the laws of the Commonwealth of Massachusetts. The rights of CC stockholders are governed by the Articles of Incorporation of CC, as amended and restated, (the "CC Articles"), the Bylaws of CC (the "CC Bylaws") and the laws of the State of Vermont. After the Merger becomes effective, the rights of Flagship stockholders who become CC stockholders will be governed by the CC Articles and the CC Bylaws. In most respects, the rights of Flagship stockholders and CC stockholders are similar. See "BUSINESS OF CC - Description of CC Capital Stock." While it is not practical to describe all changes in the rights of Flagship stockholders that will result from the difference between the Flagship Articles and Bylaws and the CC Articles and Bylaws, the following is a summary of the material differences.

Significant Differences Between the Corporation Laws of Massachusetts and
Vermont

     Appraisal Rights. Massachusetts grants appraisal rights in more circumstances than does Vermont. Unlike Vermont, Massachusetts grants appraisal rights to stockholders when the corporation sells all or substantially all of its assets or when the corporation adopts any amendment to its Articles of Organization which "adversely affects" the rights of a stockholder. Both Vermont and Massachusetts provide for appraisal rights in the event of a merger or consolidation.

     Calling Stockholders' Meetings. Under Massachusetts law, a special meeting of stockholders may be called by the board of directors or the president and by the clerk upon the written request of the holders of at least 10% of the outstanding shares entitled to vote at such meeting. In the case of corporations with a class of stock registered under the Exchange Act, a special meeting of stockholders may be called by the president or the board of directors and by the clerk upon the written application of the holders of at least 40% of the outstanding shares entitled to vote at the meeting. Under Vermont law, a special meeting of stockholders may be called by the board of directors, any person authorized to do so in the articles of incorporation or the bylaws, or by the secretary upon written request of the holders of at least 10% of all votes entitled to be cast on any issue.

     Cumulative Voting for Directors. Unlike Massachusetts corporate law, Vermont law permits cumulative voting for directors, if provided in the articles of incorporation. CC's Articles and Bylaws do not provide for cumulative voting.

     Stockholder Inspection Rights. Stockholder inspection rights are more extensive in Vermont, extending to books and records of the corporation, whereas in Massachusetts, statutory inspection rights only apply to the articles of organization, bylaws, stock transfer records and records of the meetings of incorporators and stockholders.

     Stockholder Approval for Certain Mergers. Under Vermont law, the surviving corporation need not obtain stockholder approval of a merger if the certificate of incorporation of the surviving corporation is not changed and any stock issued by the surviving corporation in the merger does not exceed 20% of its total shares. Under Massachusetts law, such a merger would require approval by the stockholders of the surviving corporation.

     Indemnification and Exculpation Provisions. Under both Vermont and Massachusetts law, a corporation may indemnify officers and directors against certain liabilities and expenses. However, Vermont law, but not Massachusetts law, requires a corporation to indemnify directors and officers against expenses (including attorneys' fees) reasonably incurred in connection with litigation, to the extent that the director or officer has been successful on the merits or otherwise in defense of the litigation, unless limited by its articles of incorporation. CC's Articles have no such latter limitation. Vermont law is also more specific than Massachusetts law as to the scope of permissible indemnification in a number of respects, including the propriety of making advances to reimburse litigation expenses (including attorneys' fees) incurred by an officer or director prior to final disposition of the litigation.
However, Massachusetts law permits a corporation to adopt a provision eliminating, subject to certain limitations, personal liability of the directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Removal of Directors. Under Vermont and Massachusetts law, except as otherwise provided in a corporation's articles of organization or bylaws, directors may be removed from office with or without cause by the holders of a majority of the shares entitled to vote in the election of directors or with cause by a majority of the directors then in office. Unlike Massachusetts law, Vermont law does not permit directors to remove other directors. Massachusetts law provides that a director may be removed for cause only after a reasonable notice and opportunity to be heard before the body proposing removal. There is no comparable provision in the Vermont law.

     Under Vermont law, a director may be removed by judicial proceeding commenced by either the corporation or holders of 10% of the voting stock if the court finds that the director engaged in fraudulent or dishonest conduct relating to the corporation, or in a gross abuse of authority or discretion relating to the corporation and removal is in the best interest of the Corporation. There is no comparable provision in Massachusetts law.

     Interested Director Transactions. Vermont law provides that a transaction between a corporation and one of its directors or an entity in which a director has an interest shall not be void or voidable because of such fact, and sets forth the criteria by which such a transaction will be upheld. Massachusetts law has no comparable provision.

     Sale of Assets; Merger. Massachusetts law requires a two-thirds (2/3) vote of the shares of each class of stock outstanding and entitled to vote thereon to authorize a sale, lease or exchange of all or substantially all of a corporation's assets or a merger or consolidation to which the corporation is a party, except that the articles of organization can provide for a greater or lesser (but not less than a majority) vote. Vermont law requires the vote of only the holders of a majority of the outstanding shares entitled to vote to approve such transactions, although the certificate of incorporation may require a higher vote, as do the CC Articles relating to certain "Related" business combinations.

     Certain Business Combinations. The Articles of CC provide that certain "Business Combinations" (as defined therein) require the affirmative vote of at least two-thirds of the "Continuing Directors" (as defined therein), rather than the otherwise required vote of a majority of the Board of Directors, together with the affirmative vote of the holders of two-thirds of the outstanding shares of CC Common Stock. The Articles of CC also contains a so-called "fair price" provision wherein certain "Related Persons" (as defined therein) are required to pay either (i) the highest price per share paid by such Related Person within the two-year period immediately prior to the proposal of the Business Combination or, if higher, the price paid in the transaction in which the Related Person became a Related Person, or (ii) the fair market value on the "Proposal Date" (as defined therein), unless the holders of at least 80 percent of the outstanding shares entitled to vote thereon, exclusive of the shares owned by any Related Person, vote to accept a different price. The Articles of Flagship do not contain a similar provision.

     The CC provisions may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of CC.

     Charter Amendments. Under Massachusetts law, certain amendments to the articles of organization require a two-thirds vote of each class of stock outstanding and entitled to vote thereon, unless the articles of organization provide for a greater or lesser (but not less than a majority) vote. Under Vermont law, amendments to the certificate of incorporation require a majority vote unless the certificate of incorporation requires a higher vote, as do the CC Articles, in certain cases.

     Dividends. Massachusetts does not specify the sources out of which dividends must be paid, nor does it forbid the impairment of capital. Rather, the law imposes liability on the directors if, at the time the Board of Directors authorizes any distribution, such distribution violates the articles of organization of the corporation or if the corporation is then or is thereby rendered insolvent. Vermont does not specify the sources out of which dividends must be paid but it does specify an indebtedness test and an asset-liabilities test.

Significant Differences Between the Charters and Bylaws of Flagship and CC

     The provisions of the Flagship Articles and Bylaws differ from those of the CC Articles and Bylaws in certain material respects, as described below:

     Authorized Stock. The CC Articles authorize CC to issue up to 30,200,000 shares of capital stock, of which 30,000,000 are CC Common Stock and 200,000 are CC Preferred Stock. As of December 20, 1995, CC had not issued any shares of CC Preferred Stock. No holder of CC Common Stock has any preemptive rights to purchase or subscribe for any shares of capital stock of other securities which may be issued by CC.

     The Flagship Articles authorize Flagship to issue up to 5,010,000 shares of capital stock, of which 5,000,000 are Flagship Common Stock. As of December 20, 1995, Flagship had issued and outstanding 1,xxx,xxx shares of Flagship Common Stock. No holder of Flagship Common Stock has any preemptive rights to purchase or subscribe for any shares of capital stock or other securities which may be issued by Flagship.

     Size and Classification of Board of Directors. The CC Articles provide for a classified Board of Directors consisting of three classes of directors, with directors of each class elected by the stockholders to serve for staggered three-year terms. Only one class of directors may be elected by the CC stockholders at each annual meeting, with the remaining directors (in the other classes) continuing with their respective three-year terms. The CC Articles requires that the respective classes of directors be as nearly equal in size as possible. Consequently, the Board of Directors of CC currently consists of one class of 3 and two classes of 4 members, for a total number of directors equal to 11. Flagship also has a staggered board which consists of two classes of 3 and one class of 2 members, for a total number of directors equal to 8.

     Although CC's provision for a classified Board was designed to facilitate continuity, stability and experienced leadership, the classified board significantly extends the time required to make a change in control of the Board and, therefore, may tend to discourage a potential takeover. For information concerning the current directors of CC and Flagship, see "BUSINESS OF CC - Directors and Executive Officers of CC."

     Director Nominations and Other Stockholder Matters. The CC Bylaws provide that director nominations may be made only by the Board of Directors although any stockholder entitled to vote in the election of directors may make a proposal concerning the corporate affairs by submitting the proposal in writing to the Secretary by the second Friday in November. However, the Bylaws of Flagship permit stockholders to nominate directors pursuant to timely notice in writing to the Clerk and by complying with other requirements set forth in the Flagship Bylaws.

     Both CC and Flagship Bylaws provide indemnification for each respective director to the fullest extent permitted by Vermont and Massachusetts law, respectively, for certain expenses and liabilities arising out of such individual's actions as a director, but provides no such indemnification for any director's willful misconduct in the performance of his or her duties as a director.

     The foregoing discussion of certain similarities and material differences between the laws of Massachusetts and Vermont generally and between rights of Flagship stockholders and the rights of CC stockholders under their respective charter documents and Bylaws is only a summary of certain laws and provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the full text of the Massachusetts and Vermont statutes and the charter documents and Bylaws of Flagship and CC.

                                 BUSINESS OF CC


General

     CC, a Vermont corporation organized in 1971, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and its main office is located in Burlington, Vermont. Assets of CC were $1.5 billion at September 30, 1995. CC owns 100 percent of the stock of CTC and BWM. CC has no other active subsidiaries/1/ and engages in no activities other than holding the stock of CTC and BWM.

     CTC was chartered by the Vermont legislature as a commercial bank in 1904 and is the largest bank in Vermont, based on total deposits of approximately $1,115,000,000 and total assets of $1,280,000,000 at September 30, 1995. CTC has its principal office in Burlington, Vermont and operates from 40 locations throughout Vermont.

     CTC offers a wide range of personal and commercial banking services, including the acceptance of demand, savings, and time deposits; making secured and unsecured loans; issuing letters of credit; and offering fee based services. In addition, CTC offers a wide range of trust and trust-related services, including services as executor, trustee, administrator, custodian and guardian. CTC lending services include making real estate, commercial, industrial, agricultural and consumer loans. CTC also offers data processing services consisting primarily of payroll and automated clearing house for several outside clients. CTC provides financial and investment counseling to municipalities and school districts within its service area and also provides central depository, lending, payroll and other banking services for such customers. CTC also provides safe deposit facilities, MasterCard and VISA credit card services. Over 90 percent of CTC's loans are made to individuals and businesses located in Vermont.

     CTC competes on the local and the regional levels with other commercial banks and financial institutions for all types of deposits, loans and trust accounts. Competitors include metropolitan banks and financial institutions based in southern New England and New York, many of which have greater financial resources.

     In the retail market for financial services, competitors include other banks, credit unions, finance companies, and mortgage loan companies.

     In the personal and commercial trust business, competitors include mutual funds, insurance companies, and investment advisory firms.

     On April 26, 1993, CC acquired VerBanc Financial Corp., the holding company of Bellows Falls Trust Company, a Vermont-chartered, FDIC-insured commercial bank with total assets of approximately $73 million, based in Bellows Falls, Vermont with branch offices in Brattleboro, Putney and Londonderry, Vermont. Bellows Falls Trust Company merged into CTC upon consummation of that transaction.

     On March 17, 1995, CC acquired BWM, an FDIC-insured, Massachusetts-chartered, trust company headquartered in Springfield, Massachusetts with branch offices in Amherst, Eastfield and Holyoke, Massachusetts. BWM has approximately $240 million in total assets and operates independently of CTC.

     For further discussion of the business of CC, see its Annual Report on Form 10-K incorporated herein by reference.


__________________________
/1/   CAB was formed for the purpose of consummating the Merger.


Description of CC Capital Stock

  Common Stock

     The following description of the capital stock of CC does not purport to be complete and is subject, in all respects, to applicable Vermont law and to the provisions of the Articles of CC. The following description is qualified by reference to the CC Articles, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Proxy Statement and Prospectus is a part.

     General. As of December 20, 1995, CC Common Stock consisted of 30,000,000 authorized shares, $1.00 par value per share, of which 8,xxx,000 shares were issued and outstanding and held by approximately 2,xxx stockholders (exclusive of treasury shares). CC Common Stock is traded on NASDAQ-NMS. The transfer agent and registrar for CC Common Stock is Bank of Boston.

     Shares of CC Common Stock may be issued from time to time, in such amount and proportions and for such consideration as may be fixed by the Board of Directors of CC. No holder of CC Common Stock has any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by CC. CC Common Stock has no redemption or sinking fund provisions applicable thereto and has no conversion rights.

     The outstanding shares of CC Common Stock are fully paid and non-assessable.

     Liquidation. In the event of any liquidation, dissolution or winding up of CC, whether voluntary or involuntary, the holders of CC Common Stock are entitled to receive, on a share-for-share basis, any assets or funds of CC which are distributable to the holders of CC Common Stock upon such events, subject to the prior rights of creditors of CC and the holders of outstanding shares of CC Preferred Stock, if any.

     Voting. The holders of CC Common Stock are entitled to one vote for each share in all matters voted upon by the stockholders of CC. The shares of CC Common Stock have noncumulative voting rights; consequently, the holders of a majority in interest of CC Common Stock can conceivably elect all of the directors of CC and, in such event, the holders of the remaining shares voting for election of directors would not be able to elect any person or persons to the Board of Directors of CC.

     Dividends. When and if dividends, payable as cash, stock or other property, are declared by the Board of Directors of CC out of funds legally available therefor, the holders of CC Common Stock are entitled to share equally, share for share, in such dividends. The payment of dividends on CC Common Stock is subject to certain bank regulatory restrictions.

Preferred Stock

     General. Under the CC Articles, the Board of Directors of CC is authorized, without further stockholder action, to provide for the issuance of up to 200,000 shares of CC Preferred Stock, $100.00 par value per share, in one or more series, with such designations or titles; dividend rates, special or relative rights in the event of liquidation, distribution or sale of assets or dissolution or winding up of CC; any sinking fund provisions; any redemption or purchase account provision; any conversion provisions; and any voting rights thereof, as shall be set forth as and when established by the Board of Directors of CC.

     As of December 20, 1995, CC had not issued any shares of CC Preferred
Stock.

     Upon consummation of the Merger, approximately 9,600,000 shares of CC will be issued and outstanding, subject to certain adjustments described in "THE MERGER - Terms of the Merger; Consideration to be Received by Flagship Stockholders," and assuming no exercise of dissenters' rights.

                              BUSINESS OF FLAGSHIP


     General. Flagship is an FDIC-insured, Massachusetts trust company which commenced banking operations in December, 1987. As of September 30, 1995, Flagship had total assets of $265,099,000, total loans of $160,934,000 and total deposits of $212,581,000. Flagship's main banking office is located at 306 Main Street, Worcester, Massachusetts. Flagship also has three branch offices in Worcester at 491 Shrewsbury Street, 4 Mower Street, and 75 Gold Star Boulevard. In addition, Flagship opened a branch in the City of Leominster, Massachusetts, at 75 Main Street, earlier this year. For further discussion of the business of Flagship, see its Business Description attached hereto as Appendix F.

     Flagship provides full service commercial and retail banking services to customers, particularly smaller businesses and professionals, within the City of Worcester and its contiguous communities as well as the City of Leominster and its surrounding communities. Flagship's deposit gathering and lending activities are conducted primarily in these communities. Flagship's officers and directors have business and personal ties to the cities of Worcester and Leominster and their surrounding communities. These ties have helped attract customers to Flagship and the quality of the services Flagship offers has assisted in retaining these customers as well as attracting additional customers.

     As a full-service commercial bank, Flagship offers to businesses and consumers checking accounts, NOW and savings accounts, money market accounts, certificates of deposit, and other deposit services such as ATM cards, Express Line telephone banking and cash management services.

     Deposits are Flagship's primary source of funds for investment. Flagship also originates and services residential real estate, home equity and consumer loans and provides commercial loans to small and medium size businesses through conventional or Small Business Administration ("SBA") financing. Flagship has developed many innovative programs in connection with its SBA lending and has attained the status of a "Preferred Lender" in the SBA program. Flagship ranked second to a large Boston-based bank in SBA loan originations in Massachusetts in 1994. Refer to an additional Businesss Description attached hereto as Appendix F.

     Market Price of and Dividends on Flagship Common Stock

     There is no established trading market for Flagship Common Stock. Flagship is aware of several transactions involving the sale of Flagship Common Stock over the last two fiscal years and the current fiscal year to date. However, as such sales have occurred in privately negotiated transactions, Flagship generally is not aware of the sale price.

     There were approximately (Not Available) stockholders of record of Flagship Common Stock as of the Record Date.

     During the last three years, Flagship has regularly declared semi-annual cash dividends of $0.13 to $0.1525 per share.

                           SUPERVISION AND REGULATION

CC, CTC, BWM and Flagship are subject to extensive regulation under federal and state banking laws and regulations. The following discussion of certain of the material elements of the regulatory framework applicable to banks and bank holding companies is not intended to be complete and is qualified in its entirety by the text of the relevant state and federal statutes and regulations. A change in the applicable laws or regulations may have a material effect on the business of CC, CTC, BWM, and/or Flagship.

Regulation of CC

     General. As a bank holding company, CC is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Under the BHC Act, bank holding companies generally may not acquire ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHC Act from engaging in non-banking activities, subject to certain exceptions. As a bank holding company, CC's activities and those of its non-bank subsidiaries are limited generally to the business of banking and activities determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. The Federal Reserve Board has authority to issue cease and desist orders and assess civil money penalties against bank holding companies and their non-bank subsidiaries, officers, directors and other institution-affiliated parties, and to remove officers, directors and other institution-affiliated parties to terminate or prevent unsafe or unsound banking practices or violations of laws or regulations.

     Interstate Acquisitions. Prior to September 29, 1995, under the BHC Act a bank holding company was permitted to acquire a bank in another state only if the law of the state in which the bank to be acquired was located specifically authorized such acquisition of an in-state bank by an out-of-state bank holding company. (As described below under "Recent Banking Legislation - Interstate Banking and Branching", the BHC Act has recently been amended, effective September 29, 1995, to remove this prohibition.) Even prior to this amendment to the BHC Act, state legislation enacted in recent years substantially lessened prior legislative restrictions on geographic expansion by bank holding companies from and into Massachusetts and Vermont. For example, under nationwide reciprocal interstate banking legislation adopted by both states which became effective in 1990, bank holding companies whose subsidiaries' banking operations were principally conducted in any state outside Massachusetts or Vermont were authorized to acquire Massachusetts or Vermont banking organizations, provided that such companies' home states afforded Massachusetts or Vermont banking organizations reciprocal rights to acquire banks in such states.

     Dividends. The Federal Reserve Board has authority to prohibit bank holding companies from paying dividends if such payment would be an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsound practice for bank holding companies to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality, and overall financial condition. CC's ability to pay dividends is dependent upon the flow of dividend income to it from CTC, which may be affected or limited by regulatory restrictions imposed by federal or state bank regulatory agencies. See "- Regulation of CTC, BWM and Flagship - Dividends."

     Certain Transactions by Bank Holding Companies with Their Affiliates.
There are various legal restrictions on the extent to which bank holding companies, such as CC, and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution subsidiaries. Such borrowings and other covered transactions by an insured depository institution subsidiary (and its subsidiaries) with its non-depository institution affiliates are limited to the following amounts: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured depository institution; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. "Covered transactions" are defined by statute for these purposes to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate unless exempted by the Federal Reserve Board, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateral security requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

     Holding Company Support of Subsidiary Banks. Under Federal Reserve Board policy, CC is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support such subsidiaries. This support of its subsidiary banks may be required at times when, absent such Federal Reserve Board policy, CC might not otherwise be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Liability of Commonly Controlled Depository Institutions. Under the Federal Deposit Insurance Act, as amended ("FDI Act"), an FDIC-insured depository institution, such as CTC or Flagship, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the "default" of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to any commonly controlled depository institution in "danger of default." For these purposes, the term "default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur without Federal regulatory assistance.

Regulation of CTC, BWM and Flagship

     General. As FDIC-insured state-chartered banks, CTC, BWM and Flagship are subject to supervision of and regulation by the Commissioner of Banking, Insurance and Securities of the State of Vermont, in connection with CTC, and the Commissioner of Banks of the Commonwealth of Massachusetts in connection with BWM and Flagship (collectively, the "Commissioners") and, for all three banks, by the FDIC. This supervision and regulation is for the protection of depositors, the BIF (as hereinafter defined), and consumers, and is not for the protection of CC's and Flagship's stockholders. The prior approval of the FDIC and the Commissioners is required for CTC, BWM or Flagship to establish or relocate an additional branch office, assume deposits, or engage in any merger, consolidation or purchase or sale of all or substantially all of the assets of any bank or savings association.

     Examinations and Supervision. The FDIC and the Commissioners regularly examine the operations of CTC, BWM and Flagship, including (but not limited to) their capital adequacy, reserves, loans, investments, earnings, liquidity, compliance with laws and regulations, record of performance under the Community Reinvestment Act and management practices. In addition, CTC, BWM and Flagship are required to furnish quarterly and annual reports of income and condition to the FDIC and periodic reports to the Commissioners. The enforcement authority of the FDIC includes the power to impose civil money penalties, terminate insurance coverage, remove officers and directors and issue cease-and-desist orders to prevent unsafe or unsound practices or violations of laws or regulations. In addition, under recent federal banking legislation, the FDIC has authority to impose additional restrictions and requirements with respect to banks that do not satisfy applicable regulatory capital requirements. See "- Recent Banking Legislation - Prompt Corrective Action" below.

     Dividends. The principal source of CC's revenue is dividends from CTC, its bank subsidiary. Payment of dividends by CTC, BWM and Flagship are subject to certain Vermont and Massachusetts banking law restrictions. Payment of dividends by CTC is subject to Vermont banking law restrictions which require that, except when surplus and paid-in capital together amount to 10% or more of deposits and other liabilities (not including surplus, paid-in capital, capital notes and debentures, and funds held in a fiduciary capacity), at least one-tenth of its net profits must be set aside annually and added to surplus. For a discussion of other restrictions on payment of dividends by CTC, see "Market Price of and Dividends on CC Common Stock."

     The FDIC has authority to prevent CTC, BWM and Flagship from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce their respective bank's capital below safe and sound levels. In addition, recently enacted federal legislation prohibits FDIC-insured depository institutions from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. See "- Recent Banking Legislation - Prompt Corrective Action" below.

     Affiliate Transactions. CTC is subject to restrictions imposed by federal law on extensions of credit to, purchases of assets from, and certain other transactions with, affiliates, and on investments in stock or other securities issued by affiliates. Such restrictions prevent CTC from making loans to affiliates unless the loans are secured by collateral in specified amounts and have terms at least as favorable to the bank as the terms of comparable transactions between the bank and non-affiliates. Further, federal and Vermont laws significantly restrict extensions of credit by CTC to directors, executive officers and principal stockholders and related interests of such persons.

     Deposit Insurance. CTC's and Flagship's deposits are insured by the Bank Insurance Fund ("BIF") of the FDIC to the legal maximum of $100,000 for each insured depositor. The Federal Deposit Insurance Act provides that the FDIC shall set deposit insurance assessment rates on a semi-annual basis at a level sufficient to increase the ratio of BIF reserves to BIF-insured deposits to at least 1.25% over a 15-year period commencing in 1991, and to maintain that ratio. Although the recently-established framework of risk-based insurance assessments accomplished this increase in May 1995, and the FDIC has made a substantial reduction in the assessment rate schedule, the BIF insurance assessments may be increased in the future if necessary to maintain BIF reserves at the required level. In addition, certain proposed legislation to recapitalize the Savings Association Insurance Fund ("SAIF"), which insures the deposits of savings associations and certain savings banks, may result in increased BIF assessments. See "-Recent Banking Legislation - Risk-Based Deposit Insurance Assessments" below.

     Federal Reserve Board Policies. The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Federal Reserve Board Policies affect the levels of bank earnings on loans and investments and the levels of interest paid on bank deposits through the Federal Reserve System's open-market operations in United States government securities, regulation of the discount rate on bank borrowings from Federal Reserve Banks and regulation of non-earning reserve requirements applicable to bank deposit account balances.

     Consumer Protection Regulation; Bank Secrecy Act. Other aspects of the lending and deposit business of CTC and Flagship that are subject to regulation by the FDIC and the Commissioners include disclosure requirements with respect to interest, payment and other terms of consumer and residential mortgage loans and disclosure of interest and fees and other terms of and the availability of funds for withdrawal from consumer deposit accounts. In addition, CTC and Flagship are subject to federal and state laws and regulations prohibiting certain forms of discrimination in credit transactions, and imposing certain record keeping, reporting and disclosure requirements with respect to residential mortgage loan applications. In addition, CTC and Flagship are subject to federal laws establishing certain record keeping, customer identification, and reporting requirements with respect to certain large cash transactions, sales of travelers checks or other monetary instruments and the international transportation of cash or monetary instruments.

Capital Requirements

     General. The FDIC has established guidelines with respect to the maintenance of appropriate levels of capital by FDIC-insured banks. The Federal Reserve Board has established substantially identical guidelines with respect to the maintenance of appropriate levels of capital, on a consolidated basis, by bank holding companies. If a banking organization's capital levels fall below the minimum requirements established by such guidelines, a bank or bank holding company will be expected to develop and implement a plan acceptable to the FDIC or the Federal Reserve Board, respectively, to achieve adequate levels of capital within a reasonable period, and may be denied approval to acquire or establish additional banks or non-bank businesses, merge with other institutions or open branch facilities until such capital levels are achieved. Recently enacted Federal legislation requires federal bank regulators to take "prompt corrective action" with respect to insured depository institutions that fail to satisfy minimum capital requirements and imposes significant restrictions on such institutions. See "- Recent Banking Legislation - Prompt Corrective Action" below.

     Leverage Capital Ratio. The regulations of the FDIC require FDIC-insured banks to maintain a minimum "Leverage Capital Ratio" or "Tier 1 Capital" (as defined in the Risk-Based Capital Guidelines discussed in the following paragraphs) to Total Assets of 3.0%. The regulations of the FDIC state that only banks with the highest federal bank regulatory examination rating will be permitted to operate at or near such minimum level of capital. All other banks, including Flagship and CTC, are expected to maintain an additional margin of capital, equal to at least 1% to 2% of Total Assets, above the minimum ratio. Any bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. The Federal Reserve Board's guidelines impose substantially similar leverage capital requirements on bank holding companies on a consolidated basis.

     Risk-Based Capital Requirements. The regulations of the FDIC also require FDIC-insured banks to maintain minimum capital levels measured as a percentage of such banks' risk-adjusted assets. A bank's qualifying total capital ("Total Capital") for this purpose may include two components - "Core" (Tier 1) Capital and "Supplementary" (Tier 2) Capital. Core Capital consists primarily of common stockholders' equity, which generally includes common stock, related surplus and retained earnings, certain non-cumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, and (subject to certain limitations) mortgage servicing rights and purchased credit card relationships, less all other intangible assets (primarily goodwill). Supplementary Capital elements include, subject to certain limitations, a portion of the allowance for losses on loans and leases, perpetual preferred stock that does not qualify for inclusion in Tier 1 capital, long-term preferred stock with an original maturity of at least 20 years and related surplus, certain forms of perpetual debt and mandatory convertible securities, and certain forms of subordinated debt and intermediate-term preferred stock.

     The risk-based capital rules of the FDIC and the Federal Reserve Board assign a bank's balance sheet assets and the credit equivalent amounts of the bank's off-balance sheet obligations to one of four risk categories, weighted at 0%, 20%, 50% or 100%, respectively. Applying these risk-weights to each category of the bank's balance sheet assets and to credit the equivalent amounts of the bank's off-balance sheet obligations and summing the totals results in the amount of the bank's total Risk-Adjusted Assets for purposes of the risk-based capital requirements. Risk-Adjusted Assets can either exceed or be less than reported balance sheet assets, depending on the risk profile of the banking organization. Risk-Adjusted Assets for institutions such as CTC will generally be less than reported balance sheet assets because its retail banking activities include proportionally more residential mortgage loans with a lower risk weighing and relatively smaller off-balance sheet obligations.

     Effective as of December 31, 1992, the risk-based capital regulations require all banks to maintain a minimum ratio of Total Capital to Risk-Adjusted Assets of 8.0%, of which at least one-half (4.0%) must be Core (Tier 1) Capital. For the purpose of calculating these ratios: (i) a banking organization's Supplementary Capital eligible for inclusion in Total Capital is limited to no more than 100% of Core Capital; and (ii) the aggregate amount of certain types of Supplementary Capital eligible for inclusion in Total Capital is further limited. For example, the regulations limit the portion of the allowance for loan losses eligible for inclusion in Total Capital to 1.25% of Risk-Adjusted Assets. The Federal Reserve Board has established substantially identical risk-based capital requirements which are applied to bank holding companies on a consolidated basis.

     Effective September 1, 1995, the FDIC amended its risk-based capital regulation to provide explicitly for consideration of interest rate risk in the FDIC's overall evaluation of a bank's capital adequacy. The intended effect of the amendment is to insure that banks effectively measure and monitor their interest rate risk, and that they maintain capital adequate for that risk. A bank deemed by the FDIC to have excessive interest rate risk exposure may be required by the FDIC to maintain additional capital (that is, capital in excess of the minimum ratios discussed above). Both CC and Flagship believe that this amendment will not have a material adverse effect on them.

     At December 31, 1994, CC's consolidated Total and Tier 1 Risk-Based Capital Ratios were 12.82% and 11.46%, respectively, and its Leverage Capital Ratio was 8.41%. As of September 30, 1995, CC's consolidated Total and Tier 1 Risk-Based Capital Ratios were 12.43% and 11.06%, respectively, and its Leverage Capital Ratio was 8.14%. CC's consolidated Total and Tier 1 Risk-Based Capital Ratios at December 31, 1993 were 12.41% and 11.05%, respectively, and its Leverage Capital Ratio was 8.13%.

     At December 31, 1994, Flagship's Total and Tier 1 Risk-Based Capital Ratios were 12.16% and 10.91%, respectively, and its Leverage Capital Ratio was 7.03%. As of September 30, 1995, Flagship's Total and Tier 1 Risk-Based Capital Ratios were 11.75% and 10.50%, respectively, and its Leverage Capital Ratio was 7.13%. Flagship's Total and Tier 1 Risk-Based Capital Ratios at December 31, 1993 were 11.23% and 9.98%, respectively, and its Leverage Capital Ratio was 6.82%.

     Based on the above figures and accompanying discussion, both CC and Flagship exceed all regulatory capital requirements on an historical as well as on a pro forma basis.

Recent Banking Legislation

     General. On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. FDICIA extensively revised the regulatory and funding provisions of the FDI Act and made revisions to several federal banking statutes. In addition, there has been certain other recent banking legislation. Certain of these changes are summarized below.

     Prompt Corrective Action. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" with respect to, and imposes significant restrictions on, any bank that fails to satisfy its applicable minimum capital requirements. FDICIA establishes five capital categories consisting of "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a bank that has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater and a Leverage Capital Ratio of 5.0% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure is deemed to be "well capitalized." A bank that has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 4.0% or greater and a Leverage Capital Ratio of 4.0% or greater and does not meet the definition of a well capitalized bank is considered to be "adequately capitalized." A bank that has a Total Risk-Based Capital Ratio of less than 8.0% or has a Tier 1 Risk-Based Capital Ratio that is less than 4.0% or generally a Leverage Capital Ratio of less than 4.0% is considered "undercapitalized." A bank that has a Total Risk-Based Capital Ratio of less than 6.0%, or a Tier 1 Risk-Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0% is considered to be "significantly undercapitalized," and a bank that has a ratio of tangible equity to total assets equal to or less than 2% is deemed to be "critically undercapitalized."
A bank may be deemed to be in a capital category lower than is indicated by its actual capital position if it is determined to be in an unsafe or unsound condition or receives an unsatisfactory examination rating. At September 30, 1995, CTC's and Flagship's ratios of tangible equity to total assets as calculated under the prompt corrective action rule were 8.14% and 7.13%, respectively. FDICIA generally prohibits a bank from making capital distributions (including payment of dividends) or paying management fees to controlling stockholders or their affiliates if, after such payment, the bank would be undercapitalized.

     Under FDICIA and the applicable implementing regulations, an undercapitalized bank will be (i) subject to increased monitoring by the FDIC;
(ii) required to submit to the FDIC an acceptable capital restoration plan (guaranteed, subject to certain limits, by the bank's holding company) within 45 days; (iii) subject to strict asset growth limitations; and (iv) required to obtain prior regulatory approval for certain acquisitions, transactions not in the ordinary course of business, and entry into new lines of business. In addition to the foregoing, the FDIC may issue a "prompt corrective action directive" to any undercapitalized institution. Such a directive may require sale or recapitalization of the bank, impose additional restrictions on transactions between the bank and its affiliates, limit interest rates paid by the bank on deposits, limit asset growth and other activities, require divestiture of the subsidiaries, require replacement of directors and officers, and restrict capital distributions by the bank's parent holding company.

     In addition to the foregoing, a significantly undercapitalized institution may not award bonuses or increases in compensation to its senior executive officers until it has submitted an acceptable capital restoration plan and received approval from the FDIC.

     Not later than 90 days after an institution becomes critically undercapitalized, the appropriate federal banking agency for the institution must appoint a receiver or, with the concurrence of the FDIC, a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. FDICIA requires that any alternative determination be "documented" and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the appropriate federal banking agency and the FDIC certify that the institution is viable and not expected to fail.

     Risk-Based Deposit Insurance Assessments. Effective January 1, 1993, a transitional risk-based structure was implemented by the FDIC pursuant to FDICIA and the average assessment rate paid by Savings Association Insurance Fund-insured and BIF-insured institutions was increased. Under the rule implementing the transitional system, the FDIC assigned an institution to one of three capital categories consisting of (1) well capitalized, (2) adequately capitalized, or (3) undercapitalized, and one of three supervisory categories. An institution's assessment rate depended on the capital category and supervisory category to which it was assigned. Under the transitional system, there were nine assessment risk classifications (i.e., combinations of capital categories and supervisory subgroups within each capital group) to which the differing assessment rates were applied. Assessment rates ranged from 0.23% of domestic deposits for an institution in the lowest risk category (i.e., well-capitalized and healthy from a supervisory standpoint), to 0.31% of domestic deposits for institutions in the highest risk category (i.e., undercapitalized and unhealthy from a supervisory standpoint). The risk classification to which an institution is assigned by the FDIC is confidential and may not be disclosed.

     On June 17, 1993, the FDIC adopted a final rule establishing a new risk-based system that was implemented beginning with the semi-annual assessment period commencing on January 1, 1994, as required under FDICIA. Except for limited changes, the structure of the new risk-based system is substantially the same as the structure of the transitional system it replaced and (until recently) retained the same range of assessment rates. Under the FDIC rule implementing the new risk-based system, an institution's deposit insurance assessment rate is determined by assigning the institution to a capital category and a supervisory subgroup to determine which one of the nine risk classification categories is applicable, in substantially the same manner as for the transitional system discussed above. The FDIC is authorized to raise the assessment rates in certain circumstances. If the FDIC determines to increase the assessment rates for all institutions, institutions in all risk categories could be affected. The FDIC has exercised this authority several times in the past and may raise BIF insurance premiums again in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of CC and Flagship, the extent of which is not currently quantifiable.

     On August 8, 1995, in view of the successful recapitalization of the BIF, the FDIC lowered the assessment rate schedule for BIF-insured institutions from a range of 0.23% to 0.31% of domestic deposits to a range of 0.04% to 0.31% of domestic deposits, with intermediate rates of 0.07%, 0.14%, 0.21% and 0.28%.
The FDIC has estimated that approximately 90% of BIF-insured institutions qualify for the lowest rate of 0.04%. The insurance assessment rate for CTC is now 0.04%, and for Flagship is now 0.04%. This reduction in the assessment rate schedule was made retroactive to June 1, 1995 (the FDIC having determined that the BIF achieved the statutorily-required reserve ratio of 1.25% on May 31,
1995), and on September 15, 1995 the FDIC paid refunds (reflecting the new rate schedule) to banks which overpaid their BIF assessments for the period June 1, 1995 through September 30, 1995. CTC received a refund (plus interest) totaling $780,000, and Flagship received a refund (plus interest) totaling $123,000.

     On November 14, 1995, the FDIC again lowered the assessment rate schedule for BIF-insured institutions, effective for the semiannual assessment period beginning January 1, 1996, from a range of 0.04% to 0.31% of domestic deposits to a range of the statutory annual minimum assessment of $2,000 per institution (regardless of size) to 0.27% of domestic deposits, with intermediate rates of 0.03%, 0.10%, 0.17% and 0.24%. The FDIC indicated that it took this action in view of the historically high reserve ratio of the BIF (approximately 1.30% of insured deposits), the general health of the banking industry, the low projected losses to the BIF, and the strength of the economy. The FDIC has estimated that approximately 92% of BIF-insured institutions will qualify for the minimum annual assessment of $2,000, and it is expected that CTC, BWM and Flagship will qualify for the minimum annual assessment under this new assessment rate schedule. The new assessment rate schedule does not reflect the possible impact upon assessment rates of the proposed legislation to recapitalize the SAIF, discussed below.

     Although the BIF has now been recapitalized, the SAIF remains seriously undercapitalized, and the Congress is currently considering legislation to recapitalize the SAIF. Among other things, this proposed legislation would, if enacted into law, (1) require BIF-insured institutions to pay most of the annual interest on the Financing Corporation ("FICO") bonds issued in 1987 to begin funding the resolution of the problems in the savings and loan industry, which may result in an increase of 0.025% (or more) of domestic deposits in the assessment rates applicable to BIF-insured institutions, and (2) following the recapitalization of the SAIF, merge the SAIF into the BIF, resulting in the assumption by the BIF of the risk of loss from the possible failure of institutions now insured by the SAIF, and the possibility of higher BIF assessments to cover such losses or to establish special reserves (not counted toward the statutorily-required reserve ratio) against anticipated losses. At the end of October 1995, different versions of such legislation had been approved by both the House of Representatives and the Senate as parts of budget reconciliation bills. A House-Senate conference committee is attempting to resolve the differences between these two bills (including the provisions relating to the recapitalization of the SAIF). Although the passage of some form of legislation to recapitalize the SAIF appears likely in the near future, the ultimate form of such legislation, including the timing and amounts of any payments to be made thereunder by BIF-insured institutions, and the effect (if any) of such legislation on possible future losses of the BIF or the insurance assessment rate schedule for BIF-insured institutions, can not be determined at this time.

     Brokered Deposits and Pass-Through Deposit Insurance Limitations. Under FDICIA, a bank cannot accept brokered deposits unless it either (i) is "Well Capitalized" or (ii) is "Adequately Capitalized" and has received a written waiver from the FDIC. For this purpose, "Well Capitalized" and "Adequately Capitalized" have the same definitions as in the Prompt Corrective Action regulations. See "- Prompt Corrective Action" above. Banks that are not in the "Well Capitalized" category are subject to certain limits on the rates of interest they may offer on any deposits (whether or not obtained through a third-party deposit broker). Pass-through insurance coverage is not available for deposits of certain employee benefits plans in banks that do not satisfy the requirements for acceptance of brokered deposits, except that pass-through insurance coverage will be provided for employee benefit plan deposits in institutions which at the time of acceptance of the deposit meet all applicable regulatory capital requirements and send written notice to their depositors that their funds are eligible for pass-through deposit insurance. Although eligible to do so, CTC does not accept brokered deposits.

     Conservatorship and Receivership Amendments. FDICIA authorizes the FDIC to appoint itself conservator or receiver for a state-chartered bank under certain circumstances and expands the grounds for appointment of a conservator or receiver for an insured depository institution to include (i) consent to such action by the board of directors of the institution; (ii) cessation of the institution's status as an insured depository institution; (iii) the institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, or fails to become adequately capitalized when required to do so, or fails to timely submit an acceptable capital plan, or materially fails to implement an acceptable capital plan; and (iv) the institution is critically undercapitalized or otherwise has substantially insufficient capital. FDICIA provides that an institution's directors shall not be liable to its stockholders or creditors for acquiescing in or consenting to the appointment of the FDIC as receiver or conservator for, or as a supervisor in the acquisition of, the institution.

     Real Estate Lending Standards. FDICIA requires the federal bank regulatory agencies to adopt uniform real estate lending standards. The FDIC has adopted implementing regulations which establish supervisory limitations on Loan-to-Value ("LTV") ratios in real estate loans by FDIC-insured banks. The regulations require FDIC-insured banks to establish LTV ratio limitations within or below the prescribed uniform range of supervisory limits.

     Standards for Safety and Soundness. FDICIA requires the federal bank regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure;
(v) asset growth; and (vi) compensation, fees and benefits. The compensation standards would prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that would provide "excessive" compensation, fees or benefits, or that could lead to material financial loss. In addition, the federal bank regulatory agencies are required by FDICIA to prescribe standards specifying;
(i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly-traded shares of depository institutions and depository institution holding companies. The FDIC has issued regulations implementing certain of these provisions.

     Activities and Investments of Insured State Banks. FDICIA provides that FDIC-insured state banks such as CTC and Flagship may not engage as a principal, directly or through a subsidiary, in any activity that is not permissible for a national bank unless the FDIC determines that the activity does not pose a significant risk to the BIF, and the bank is in compliance with its applicable capital standards. In addition, an insured state bank may not acquire or retain, directly or through a subsidiary, any equity investment of a type, or in an amount, that is not permissible for a national bank.

     Subject to certain limited exceptions, the foregoing provisions of FDICIA prohibit insured state banks such as CTC and Flagship or any subsidiary of such insured state banks from retaining or acquiring equity investments. However, under an exception in the statute, an insured state bank such as CTC and Flagship that (i) is located in a state such as Vermont or Massachusetts which authorized, as of September 30, 1991, state banks to invest in common or preferred stock listed on a national securities exchange ("listed stock") or shares of an investment company registered under the Investment Company Act of 1940 ("registered shares") and (ii) during the period beginning September 30, 1990 and ending on November 26, 1991 made or maintained investments in listed stocks and registered shares, may retain whatever listed stock or registered shares it lawfully acquired or held prior to December 19, 1991 and may continue to acquire listed stock or registered shares which may not exceed, taken together in the aggregate, 100% of the bank's Tier 1 Capital. In order to acquire or retain any listed stock or registered shares under this exception, the bank must file a one-time notice with the FDIC containing specified information, and the FDIC must determine that acquiring or retaining the listed stock or registered shares will not pose a significant risk to BIF. Any such approval may be subject to whatever conditions or restrictions the FDIC determines to be necessary or appropriate and will terminate with respect to further acquisitions of listed stock or registered shares if the bank or its holding company experiences a change in control and in certain other circumstances. CTC filed the one-time notice with the FDIC and the FDIC did not object.

     Insured state banks are required to divest any equity investments made impermissible by FDICIA including any listed stock and registered shares for which FDIC approval is not obtained, as quickly as prudently possible but in no event later than December 19, 1996, and to submit a plan for such divestiture to the FDIC.

     Consumer Protection Provisions. FDICIA also includes provisions requiring advance notice to regulators and customers for any proposed branch closing and authorizing (subject to future appropriation of the necessary funds) reduced insurance assessments for institutions offering "lifeline" banking accounts or engaged in lending in distressed communities. FDICIA also includes provisions requiring depository institutions to make additional and uniform disclosures to depositors with respect to the rates of interest, fees and other terms applicable to consumer deposit accounts.

     Depositor Priority Statute. Effective August 10, 1993, the FDI Act was amended to provide that, in the liquidation or other resolution by any receiver of a bank insured by the FDIC, the claims of depositors have priority over the general claims of other creditors. Hence, in the event of the liquidation or other resolution of a banking subsidiary of CC, the general claims of CC as creditor of such banking subsidiary would be subordinate to the claims of the depositors of such banking subsidiary, even if the claims of CC were not by their terms so subordinated. In addition, this statute may, in certain circumstances, increase the costs to banks of obtaining funds through nondeposit liabilities.

     Interstate Banking and Branching. On September 29, 1994, the President of the United States signed in to law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal Act"). Beginning September 29, 1995, an adequately capitalized and managed bank holding company may (with Federal Reserve Board approval) acquire control of banks outside its principal state of operations, without regard to whether such acquisitions are permissible under state law. States may, however, limit the eligibility of banks to be acquired by an out-of-state bank holding company to banks in existence for a minimum period of time (not in excess of five years). No bank holding company may make an acquisition outside its principal state of operations which would result in it controlling more than 10% of the total amount of deposits of all insured depository institutions in the United States, or 30% or more of the total deposits of insured depository institutions in any state (unless such limit is waived, or a more restrictive or permissible limit is established, by a particular state). In addition, beginning June 1, 1997, banks may branch across state lines either by merging with banks in other states or by establishing new branches in other states. The date relating to interstate branching through mergers may be accelerated by any state, and such mergers may be prohibited by any state. The provision relating to establishing new branches in another state requires a state's specific approval. The Vermont Commissioner made recommendations to the Vermont legislature in November, 1995 that Vermont should enact laws and regulations on interstate branching in response to the Riegle-Neal Act. In her report to the legislature, the Vermont Commissioner recommended that the legislature adopt legislation to accelerate the effective date of interstate branching through mergers to July 1, 1996 (that is, to "opt-in early") by permitting out-of-state banks to acquire Vermont banks in existence for at least five years, or branches in existence for at least one year, subject (prior to July 1, 1997) to the reciprocity requirements that banks from another state may so branch through mergers into Vermont only if Vermont banks may so branch through mergers into that other state by acquiring banks or branches in that state. The Vermont Commissioner recommended that the legislature not adopt legislation permitting interstate branching through the establishment of new branches (so called "de novo branching"). No prediction can be made whether the Vermont legislature will enact legislation to implement the recommendations of the Vermont Commissioner, or other legislation relating to interstate branching. Since 1990, Massachusetts has had nationwide reciprocal interstate banking legislation permitting out-of-state banks to conduct banking operations in that state both by mergers and by establishing new banks, subject to the reciprocity requirements that banks from another state may acquire banks in Massachusetts only if Massachusetts banks may conduct banking operations in that state. CC is unable to predict the ultimate impact of this new interstate banking legislation on it or its competitors.

     The United States Congress has periodically considered and adopted legislation which has resulted in and could result in further regulation or deregulation of both banks and other financial institutions. Such legislation could place CC, CTC, BWM or Flagship in more direct competition with other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be enacted or as to the effect of such legislation on the business of CC, CTC, BWM or Flagship.

                                     EXPERTS

     The consolidated financial statements of CC and subsidiaries as of December 31, 1994 and 1993, and for each of the years then ended, incorporated by reference in this Proxy Statement and Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated statements of income, changes in stockholders' equity and cash flows of CC and subsidiaries for the year ended December 31, 1992, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Flagship included in this Proxy Statement and Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of BWM included in this Proxy Statement and Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their report, have been audited by Coopers and Lybrand L.L.P., independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                           VALIDITY OF CC COMMON STOCK

     The validity of the CC Common Stock offered in connection with the Merger will be passed upon by F. Sheldon Prentice, Esq., Secretary of CC. Certain federal income tax consequences of the Merger and other legal matters in connection with the Merger will be passed upon by Piper & Marbury LLP, New York, New York and Baltimore, Maryland, special counsel to CC.

                            PRO FORMA FINANCIAL DATA

     The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the Merger of Flagship with and into CAB, a wholly-owned subsidiary of CC, using the "pooling of interests" method of accounting assuming the merger had occurred on September 30, 1995. Under the "pooling of interests" method of accounting, the recorded amount of assets and liabilities of CC and Flagship will be combined at the Effective Time and carried forward at their previously recorded amounts and the stockholders' equity accounts of CC and Flagship will be combined on CC's consolidated balance sheet. Income and other financial statements of CC issued after the Effective Time will be restated retroactively to reflect the consolidated operations of CC and Flagship as if CC and Flagship have always been combined.

     The unaudited pro forma condensed statements of operations present the results of operations of CC and Flagship for the nine months ended September 30, 1995 and for the years ended December 31, 1994, 1993 and 1992, assuming the merger had been effective on January 1, 1992. See "THE MERGER - Accounting Treatment." The pro forma financial statements reflect the exchange of Flagship shares of Common Stock for CC Common Stock in connection with the Merger at 1.2 shares of CC for each share of Flagship. This unaudited pro forma financial data should be read in conjunction with the consolidated historical financial statements of Flagship and CC, including the respective notes thereto, which are delivered with and/or incorporated by reference in this Proxy Statement and Prospectus. See "INCORPORATION OF DOCUMENTS BY REFERENCE."

     The unaudited pro forma condensed statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994 include the results of operations of BWM assuming the acquisition of BWM had occurred at January 1, 1994. Because the BWM transaction was consummated March 17, 1995, the BWM results of operations after that date are included in the CC historical income statement data for the nine months ended September 30, 1995.

     The pro forma financial data are for information purposes only and are not necessarily indicative of the results of future operations of the merged entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated. Moreover, the pro forma condensed financial statements reflect preliminary pro forma adjustments made to combine Flagship with CC utilizing the "pooling of interests" method of accounting. The actual adjustments will be made as of the Effective Time of the Merger and may differ from those reflected in the pro forma financial statements.